GTECH HOLDINGS CORP

P.E. 2-28-04

ARS

GTECH®

ANNUAL REPORT
FISCAL YEAR 2004

GTECH Holdings Corporation is a global technology services company providing software, networks and professional services that power high-performance, transaction processing solutions. We are the world's leading operator of highly-secure online lottery transaction processing systems, with a growing presence in commercial gaming technology and financial services transaction processing.

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS



$M
1,200
1,000
800
600
400
200
0
$1,010M
$979M
$1,051M
$178M
$110M
$94M
$832M
$869M
$957M
2002
2003
2004
Service Revenue
Product Sales

Revenues



$M
200
150
100
50
0
$68M
$142M
$183M
2002
2003
2004

Net Income



$
3.00
2.50
2.00
1.50
1.00
0.50
0.00
$1.13
$2.43
$2.84
2002
2003
2004

Diluted Earnings Per Share

GTECH's fiscal 2004 results reflect the benefits of our repositioning efforts and strategic initiatives undertaken in the last four years to strengthen the Company's competitiveness and pursue new growth. Our continuing commitment to funding GTECH Enterprise Series™ technologies, and increased investments in our businesses, will drive our next wave of value creation.



$M
500
400
300
200
100
0
$345M
$332M
$414M
2002
2003
2004

Net Cash From Operations



$M
400
350
300
250
200
150
100
50
0
$165M
$159M
$391M
2002
2003
2004 2

Net Cash Invested[1,3]



Return on shareholders' equity3
33.5%
45.0%
32.6%
$M
1,000
800
600
400
200
0
12.1%
22.1%
19.9%
$681M
$674M
$955M
2002
2003
2004
Average Capital Employed

Return on Capital Employed (ROCE)[3]

[1] Net cash invested equals cash flow used for investing activities, less net investments in available-for-sale investment securities ($222 million in 2004).

[2] Includes $136 million of capital attributable to growth initiatives[3].

[3] See the accompanying supplemental financial data on page 64 for a calculation and an explanation of these financial measures.

TABLE OF CONTENTS

GTK vs. S&P 500 Index, percentage growth between February 23, 2001 and April 30, 2004


Percentage Change
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Mar. 01
Jun. 01
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Dec. 01
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Mar. 04
GTK Stock Price +385.4%
S&P 500 Index -12.6%

DEAR SHAREHOLDERS,



Robert M. Dewey, Jr.
Chairman

As this is my first communication with you since becoming Chairman last August, I would like to take this opportunity to share the Board's thoughts about our obligations and commitments to our shareholders.

The GTECH Board of Directors serve as representatives of, and advocates for, our shareholders. Our responsibility is to represent your best long-term interests and ensure that GTECH's actions and decisions further those interests. We are committed to building a Board that is independent, diverse, active, and experienced.

GTECH continues to be a leader in corporate governance by meeting and often exceeding the rules and regulations set forth by the federal government and the New York Stock Exchange. In addition to appointing only independent Board members to our committees, we are also fully compliant with all requirements of the Sarbanes-Oxley Act. In fact, some of our Sarbanes-Oxley certification policies have been recognized by the Working Council for Chief Financial Officers, a business organization that serves more than 300 of the world's largest corporations by helping identify and share best practices. And as you know, we have now had a non-executive Chairman for the past four years.

We have also strengthened our Board and its activities in several key ways over the past year. We appointed a new member, Christine Cournoyer, who possesses a strong background in finance and information technology. We named Sir Jeremy Hanley as Chairman of the Audit Committee, a position to which he brings considerable expertise as a Chartered Accountant and former Cabinet Minister with a long record of public service in the United Kingdom. Both the full Board and the committees continue to meet five or six times per year, or more if necessary, to ensure that we stay abreast of GTECH's operations as well as remain actively involved in overseeing the execution of the Company's strategy.

In particular, the Board has played an important role in overseeing the Company's acquisition strategy and in the corollary activity of the effective and efficient allocation of shareholder capital.

Finally, I want to emphasize the strong commitment of your Board of Directors to ensuring that all GTECH people continue to perform their duties ethically, honestly, and honorably, as mandated by our corporate Code of Conduct. To learn more about GTECH's Code of Conduct, as well as our corporate governance policies and procedures, I invite all shareholders to visit the investor section of the GTECH website, which provides a full menu of helpful resources and information.

The Board of Directors is very pleased with the Company's performance in fiscal 2004, and it continues to be our corporate goal to enhance long-term value by executing a growth strategy that appropriately allocates resources while balancing risk and return.

Sincerely

Robert M. Dewey Jr.
Chairman
June 10, 2004

DEAR SHAREHOLDERS,

During the last several years, the people of GTECH have successfully repositioned the Company for global competitiveness by creating more efficiency in our cost structure and refocusing and reinvigorating our Research and Development (R&D) with a new technology platform. These efforts created a new pathway to significant, sustainable and profitable growth. In fiscal 2004 that growth returned to GTECH. Our excellent performance last year reflects the combined impact of three significant factors: winning new contracts, extensions, and rebids; helping customers maximize same-store sales growth; and re-establishing GTECH's technological leadership.



W. Bruce Turner
President and
Chief Executive Officer

WINNING NEW CONTRACTS, EXTENSIONS, AND REBIDS.
In fiscal 2004, we concluded a four and one-half year period during which nearly 60% of GTECH's service contracts were up for rebid, representing about $500 million in annual service revenues. We won not only the vast majority of these rebids, but also many extensions and new contracts. All told, we secured more than $750 million – approximately 80% – of our annual service revenues. With the weighted average length of contracts in our portfolio at six years, this provides us with significant revenue, earnings and cash flow visibility into the future. It is also indicative of the confidence customers have in GTECH that three of the contracts we signed in fiscal 2004 – Rhode Island, the Czech Republic, and Trinidad & Tobago – are of significantly longer duration and higher projected revenues than a typical lottery contract. For example, our 20-year agreement with Rhode Island is expected to generate revenues of approximately $700 million over the lifetime of the contract.

HELPING CUSTOMERS MAXIMIZE SAME-STORE SALES GROWTH.
Working closely with our customers to implement new games and update existing games, we helped increase global same-store sales in every quarter of fiscal 2004. In fact, same-store sales have grown in the range of 4% to 9% every quarter for the last six consecutive quarters.

RE-ESTABLISHING GTECH'S TECHNOLOGICAL LEADERSHIP.
Our innovative GTECH Enterprise Series™ platform is a tremendous growth driver for GTECH. In seven of 10 recent procurements, GTECH received the highest technical scores of any vendor. In many cases, our technology scores were high enough to support premium pricing and secure a win. At the same time, Enterprise Series has substantially driven down our delivery costs.

Delivering record results
These accomplishments, along with our ongoing efforts to improve productivity and efficiency, enabled GTECH to achieve record-breaking performance in a number of key financial metrics:

- Revenues reached a record high $1.05 billion, up 7% over fiscal 2003;
- We recorded record gross profit margins of 43%;
- Net income rose 29% to $183 million;

- Fully diluted earnings per share were a record \$2.84, an increase of 17% over fiscal 2003, including the impact of a one-time, non-cash, pre-tax gain of \$5.3 million dollars[1]; and
- Net cash from operations reached \$414 million, \$82 million higher than the prior year and another record amount.

We also took the opportunity to reinvest in the business at record levels. In fact, the amount of capital we invested in growth in fiscal 2004 was greater than our total growth investment for the previous four years combined. We expect this accelerated level of investment activity to continue in the near term. In addition to increasing our investment in R&D, we announced three growth-oriented acquisitions, all of which are already making a positive impact, and demonstrate our commitment to achieving profitable revenue growth.

Perhaps the most telling statistic of all was our return on capital employed (ROCE) of 19.9%[2]. This represents not only a substantial premium over our weighted average cost of capital, but also one of the highest returns on capital in our industry and a key measure of shareholder value creation.

As a result of all these factors, GTECH has reached a capital allocation inflection point where we now have the freedom and the flexibility to more vigorously pursue profitable growth through innovation and acquisitions.

We accomplished much in fiscal 2004, but in many ways, we are just beginning. We believe GTECH is entering a period of steadily accelerating growth in our three key markets: the lottery industry, gaming solutions, and commercial services.

Generating new growth in the lottery industry

As GTECH's fiscal 2004 results indicate, the lottery industry is experiencing renewed growth as jurisdictions continue to seek ways to generate incremental revenues for essential government services. As the National Governors Association expressed in a May 2004 statement, "While the national economy shows signs of improvement, states still face an uphill battle to recover from the worst fiscal crisis in the last 60 years."

Jurisdictions have responded to the situation by instituting new lotteries or expanding existing ones. For example, in California, public officials continue to look at the possibility of increasing prize payouts as a way to increase lottery revenue. Voters in Oklahoma will decide this November whether or not to establish a lottery. In addition, we recently responded to a proposal for Instant Ticket Vending Machines (ITVMs) in Maine. In Europe, GTECH customers in France, Spain, and the United Kingdom, launched a multi-jurisdictional lottery draw called EuroMillions in February 2004. It is anticipated that other GTECH customers in Switzerland, Luxembourg, Belgium, Ireland, and Portugal may join the consortium later this year.

In fiscal 2004, GTECH also collaborated with the Organización Nacional de Ciegos Espanoles

[1] See page 10 and 11 for discussion of one-time, non-cash, pre-tax gain.

[2] See the accompanying supplemental financial data on page 64 for a calculation and an explanation of this financial measure, along with its GAAP (Generally Accepted Accounting Principles) equivalent financial measure.

(ONCE) in Spain, to bring their existing lottery activities online, and successfully introduced a new handheld lottery terminal to thousands of visually impaired retailers who sell lottery tickets. The number of handheld terminals deployed is expected to rise to approximately 14,000 by December 2004.

If our performance in fiscal 2004 is any indication, GTECH is well positioned to win its fair share of these opportunities as they develop. All told, we signed new contracts or extensions with 20 customers. The most significant factor in winning many of these contracts was our GTECH Enterprise Series technology platform.

What our customers like about GTECH Enterprise Series technology is how it enables new growth and delivers greater value for them, their retail partners, and lottery players. They appreciate that Enterprise Series is a secure and open architecture platform, featuring end-to-end use of open architecture standards and applications, and delivering a wide range of world-class management services encompassing a growing number of new gaming and retail solutions.

These strengths will come into play as we pursue new lottery opportunities in fiscal 2005 and beyond. We will also continue working with current customers to stimulate same-store sales growth through a variety of means, including new games, support for lottery play on wireless devices, and new methods of product distribution to meet emerging market needs.

One of the key retail trends is an increasing demand for self-service solutions. In California, where this trend was first identified, self-service terminals (SSTs) have been successfully deployed since 1988, as one of the preferred strategies for selling lottery tickets through supermarkets. Our self-service solutions have been enhanced over the last 18 months with the development of the new Altura SSTs, offering more functionality and additional benefits to retailers. As a result, we continue to lead the way in developing self-service lottery solutions, and recently deployed 1,280 new SSTs to Californian retailers in October 2003.

In addition, we are more than half-way through the successful installation and deployment of 1,000 new Altura SSTs in Texas, which will bring additional lottery retailers online that would have otherwise been unable or unwilling to participate as lottery retailers.

Self-service was a key factor in our decision to acquire Interlott Technologies, Inc., in fiscal 2004. A leading provider of ITVMs, Interlott enables GTECH to broaden its instant ticket distribution offerings and compete more effectively in the fastest growing segment of the lottery industry. Interlott is also key to our long-range plans, serving as the nucleus of our self-service product and service offerings as we bring stand-alone ITVMs online. Besides enabling lottery players to purchase both instant and online lottery tickets without retailer assistance, online ticket vending machines give lottery operators more flexibility to roll out new games quickly, as well as reduce pilferage, fraud, and to support integrated reporting and management.

Shortly after we announced our intention to acquire Interlott in March 2003, Interlott won several key ITVM bids, including Arizona, Maryland, and Massachusetts. The Maryland contract was especially significant because GTECH had no presence in this state. Since the acquisition closed in September, we have participated in and won bids in Illinois, Virginia, and Washington. The Washington contract will be our first to feature online, self-service vending machines that support both instant ticket and online game purchases, along with end-to-end connectivity, communications, and reporting.

No company can expect to succeed in growing its business without ensuring that its people adhere to the highest standards of ethical business conduct. That is why, in 2000, we adopted a strong Code of Conduct and implemented a comprehensive Compliance Program designed to prevent, detect, and respond to violations of law and company policies and procedures. I want to re-emphasize GTECH's absolute commitment to ethics and integrity in light of the recent recommendation by a federal prosecutor in Brazil to file charges against nine individuals, including four senior officers of Caixa Economica Federal, our Brazilian customer, and a former and a present GTECH employee in our Brazilian subsidiary. The recommendations, which relate to allegations of improper conduct during contract extension negotiations with Caixa in April 2003, require judicial review and concurrence to proceed, which are pending as this annual report goes to press. We continue to monitor the situation closely.

The expanding opportunities for gaming solutions

Over the past eight to 10 years, we have seen gaming expand beyond its traditional roots in the casino business into the government-sponsored arena. Today, many jurisdictions around the world operate slot machines and video lottery terminals (VLTs) at racetracks and other venues. In the United States, government-sponsored VLTs generated approximately $4 billion in gross revenue and over $200 million in vendor revenue in 2003[3]. As more governments launch new VLT initiatives, the worldwide government-sponsored VLT market could grow substantially over time.

GTECH has had a significant presence in the VLT market for a number of years, primarily in central systems. Government-sponsored gaming is, in many ways, a natural extension of our existing lottery business as it requires similar technological skills, experience in government relations, and global resources and infrastructure. We recognized it as a great growth opportunity for GTECH – not as a gaming facilities operator, but as a supplier of gaming technology solutions for both governments and commercial gaming customers.

To further that strategy, in November 2003 we announced our intention to acquire Spielo, a leading global provider of VLTs and related products and services based in New Brunswick, Canada. Spielo's world-class people, products, and services will enable GTECH to deliver a complete, integrated VLT solution to our existing and potential customers, with a single point of contact and accountability. The acquisition closed in the first quarter of fiscal 2005.

[3] For state fiscal years ending on June 30, 2003.

Since we announced our intention to acquire Spielo, it has continued its winning ways. In April 2004, Spielo signed a contract to supply the Oregon Lottery with 2,000 VLTs. Spielo is also in the midst of installing 3,500 VLTs at racetracks throughout the state of New York.

Meanwhile, the number of VLT opportunities is growing. Maine voters recently approved a VLT initiative. Leaders in Pennsylvania, Michigan, and a number of jurisdictions in the Caribbean, continue to have active discussions about VLTs at racetracks. Also, Texas officials have indicated there might be a second special session to address the need for additional revenue – VLTs continue to be part of that discussion.

We will continue to evaluate other opportunities in the broader gaming solutions space, but as always, we will take a disciplined approach, keeping our focus squarely on increasing shareholder value.

Bringing commercial services to new markets

In the course of deploying and operating online lottery networks on six continents around the world, GTECH has developed core competencies in several areas, including: high-speed, secure communications; online transaction processing; point-of-sale technologies; and technical support. We have also become knowledgeable about the markets in which we operate and the state of the existing telecommunications infrastructure in each one. As you might expect, these infrastructures vary greatly in their reach, capacity, and sophistication from country to country. In many developing countries, the GTECH lottery infrastructure is the only advanced, high-speed, secure network to be found.

Recognizing this some years ago, we saw an opportunity to leverage our core competencies and the excess bandwidth on GTECH networks to provide commercial transaction processing services to populations that would otherwise not have access to such services. With our own high-speed, secure networks already in place, as well as local resources to manage them, GTECH could offer these services at a very low cost per transaction.

We first proved the validity of this strategy in Brazil. GTECH networks and systems transmitted and processed more than 940 million commercial services transactions in fiscal 2004. We now support a variety of commercial services – including bill payment, tax payment, debit/credit card services, and prepaid phone cards – in six countries.

Our commercial services strategy took a large step forward early in fiscal 2004, when we purchased a controlling equity position in PolCard S.A., the leading debit and credit card merchant transaction acquirer and processor company in Poland. The acquisition was completed in May 2003, giving us access to PolCard's nationwide retail network of 34,000 point-of-sale terminals, as well as its well-established relationships with many of the country's leading card-issuing banks and retail chains. We have since integrated PolCard successfully into GTECH's operations and expanded our service offerings in Poland. We recently launched prepaid mobile phone top-ups under the GTECH-sponsored brand name of VIA™, and we will soon begin offering bill payment services. We expect PolCard to generate more than $30 million in revenues in fiscal 2005.

We have identified more than $45 million in potential annual revenue available to GTECH by offering new, add-on services through our existing customers. In Idaho, the Department of Fish and Game processed more than 300,000 documents since April 2004 using GTECH's new Government Services Licensing solution, and will rely on GTECH to process more than 1 million documents a year. Similarly, we currently have a proposal under consideration for a fish and game licensing system in Kansas. In addition, both Illinois and California are in the bidding process for new automated, state-wide licensing systems and we are actively considering our responses to both opportunities.

Taking into consideration the opportunities from our current book of business and the potential from future acquisitions, our goal is to double commercial services revenues during the next four years. We will continue to take a selective, focused approach to pursuing additional growth opportunities in commercial services with the aim of becoming a leading aggregator of commercial transactions at retail locations in selected countries around the world.

The financial outlook

Based upon our commitment to invest in growth and the opportunities we see ahead of us, we expect that over the next four years we will grow revenues by 12% to 15% on average per year, and net income by 15% to 18% on a compound annual basis.

In addition, we expect that over the same period, approximately 60% of our revenue growth will come from new business opportunities. Incidentally, this outlook assumes that revenues from Brazil will represent 3% of total revenues by fiscal 2008, which accounted for approximately 10% of revenues in fiscal 2004.

Our number-one goal remains to create long-term shareholder value. We will continue to deliver on that goal by investing in profitable growth and by returning value to you in the form of regular cash dividends and our ongoing share repurchase program.

Closing thoughts

It is gratifying to all of us at GTECH to see how our progress has been validated by customers, the public financing markets, and the investment community. By placing their trust in GTECH, they have shown that they recognize the value of our technology, the strength of our balance sheet, the dedication and professionalism of our people, and our prospects for future growth.

Through the determination and hard work of everyone at GTECH, we have arrived at a place where we have the financial stability, the resources, and the flexibility to pursue our growth strategy in a deliberate and disciplined manner. A new and exciting era in GTECH's history has already begun.

As we step into that promising future, we are extremely grateful for the continuing support shown to us by our Board of Directors and you, our shareholders. We look forward to sharing the rewards of profitable growth with you in fiscal 2005 and beyond.

Sincerely,

W. Bruce Turner
President and Chief Executive Officer
June 10, 2004

SELECTED CONSOLIDATED FINANCIAL DATA

	Fiscal Year Ended				
	February 28, 2004 (a)	February 22, 2003	February 23, 2002	February 24, 2001	February 26, 2000
	(Dollars in thousands, except per share amounts)				
Operating Data:					
Revenues:					
Services	$ 957,471	$ 868,896	$ 831,787	$ 856,475	$ 860,419
Sales of products	93,859	109,894	177,914	80,068	150,379
Total	1,051,330	978,790	1,009,701	936,543	1,010,798
Gross Profit:					
Services	419,632	333,855	245,479	292,380	305,110
Sales of products	34,633	30,951	41,462	5,224	48,426
Total	454,265	364,806	286,941	297,604	353,536
Special charges (credit) (b)	–	(1,121)	–	42,270	(1,104)
Operating income	287,855	226,945	134,350	81,905	180,000
Net income	183,200	142,021	68,026	43,148	93,585
Per Share Data:					
Basic	$ 3.15	$ 2.49	$ 1.15	$ 0.62	$ 1.29
Diluted	2.84	2.43	1.13	0.62	1.29
Dividends Paid	$ 29,977	$ –	$ –	$ –	$ –
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 129,339	$ 116,174	$ 35,095	$ 46,948	$ 11,115
Investment securities available-for-sale	221,850	–	–	–	–
Total assets	1,559,131	954,195	853,829	938,160	891,023
Long-term debt, less current portion	463,215	287,088	329,715	316,961	349,400
Shareholders' equity	562,289	315,566	202,955	314,362	296,576
Cash Flow Data:					
Net cash provided by operating activities	$ 414,336	$ 332,256	$ 345,230	$ 251,970	$ 230,782
Net cash used for investing activities	(612,459)	(158,608)	(164,726)	(162,566)	(164,343)
Net purchases of available-for-sale investment securities	221,850	–	–	–	–
Free cash flow (c)	$ 23,727	$ 173,648	$ 180,504	$ 89,404	$ 66,439
Net cash provided by (used for) financing activities	$ 206,937	$ (96,193)	$ (188,341)	$ (50,725)	$ (67,753)
Other Data:					
Income before income taxes	$ 290,794	$ 229,066	$ 109,720	$ 70,735	$ 155,977
Interest expense	10,919	11,267	22,876	27,165	29,032
Depreciation and amortization	119,059	138,185	168,543	174,395	185,376
EBITDA (d)	$ 420,772	$ 378,518	$ 301,139	$ 272,295	$ 370,385
Number of lottery customers at year-end (e)	84	84	82	83	82

(a) 53-week year.

(b) The impact of the special charges (credit) on earnings per share on a diluted basis was ($0.01), $0.37 and ($0.01) in fiscal 2003, 2001 and 2000, respectively.

(c) Free cash flow (net cash provided by operating activities less net cash used for investing activities, excluding the net purchases of available-for-sale investment securities), represents the excess cash flows generated over and above the investment of capital required to both maintain and grow our ongoing revenue streams. Based upon the long term contractual cycles in our business, we believe free cash flow trends represent a useful guide to help determine the amount of internally generated capital available for enhancing long-term shareholder value, through a balance of investing in new growth opportunities, the tax efficient return of capital to our shareholders and repayment of debt obligations. As we define it, free cash flow may not be comparable to other similarly titled measures used by other companies.

(d) We believe that earnings before interest, taxes, depreciation and amortization, or EBITDA, assists in explaining trends in our operating performance, provides useful information about our ability to incur and service indebtedness and is a commonly used measure of performance by securities analysts and investors in the gaming industry. EBITDA should not be considered as an alternative to operating income as an indicator of our performance or to cash flows as a measure of our liquidity. As we define it, EBITDA may not be comparable to other similarly titled measures used by other companies.

(e) A lottery customer is defined as a jurisdiction utilizing our systems or products for a traditional online lottery.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the financial results of GTECH Holdings Corporation. MD&A is provided as a supplement to, and should be read in conjunction with, our financial statements and the accompanying notes. This overview provides guidance on the individual sections of MD&A as follows:

- ***Forward-Looking Statements*** – cautionary information about forward-looking statements.
- ***Our Business*** – a general description of our business; various legal proceedings relating to Brazil; acquisitions; significant contract bids and extensions; the consolidation of a special-purpose entity; and our common stock split.
- ***Application of Critical Accounting Policies*** – a discussion of accounting policies that require critical judgments and estimates.
- ***Operations Review*** – an analysis of our consolidated results of operations for the three years presented in our financial statements. We operate in one business – Transaction Processing, and we have a single operating and reportable business segment. Therefore, our discussions are not quantified by segment results.
- ***Liquidity, Capital Resources and Financial Position*** – an analysis of cash flows, financial position, contractual obligations and potential commitments.
- ***Financial Risk Management and Dividend Policy*** – information about financial risk management; interest rate market risk; equity price risk; foreign currency exchange rate risk; and our dividend policy.
- ***Subsequent Events*** – information about material events that occurred subsequent to February 28, 2004.

Unless specified otherwise, we use the terms "Holdings," "the Company," "we," "our," and "us" in MD&A to refer to GTECH Holdings Corporation and its consolidated subsidiaries included in the consolidated financial statements.

Forward-Looking Statements

Statements contained in this section and elsewhere in this Annual Report which are not historical statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Generally, the words "believe," "expect," "estimate," "anticipate," "will," "may," "could," "plan," "continue" and similar expressions identify forward-looking statements. Such statements include, without limitation, statements relating to:

- the future prospects for and stability of the lottery industry and other businesses in which we are engaged or expect to be engaged;
- our future operating and financial performance;
- our ability to retain existing contracts and to obtain and retain new contracts; and
- the results and effects of legal proceedings and investigations.

These forward-looking statements reflect management's assessment based on information currently available, but are not guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in the forward-looking statements. These risks and uncertainties include, among other things, the following:

- government regulations and other actions affecting the online lottery industry could have a negative effect on our business and sales;
- we may be subject to adverse determinations in legal proceedings (including recently announced legal proceedings in Brazil) which could result in substantial monetary judgments or reputational damage;
- our lottery operations are dependent upon our continued ability to retain and extend our existing contracts and win new contracts;
- slow growth or declines in sales of online lottery goods and services could lead to lower revenues and cash flows;
- we derive close to half of our revenues from foreign jurisdictions (including over ten percent from our Brazilian operations) and are subject to the economic, political and social instability risks of doing business in foreign jurisdictions;
- our results of operations are exposed to foreign currency exchange rate fluctuations which could result in lower revenues, net income and cash flows when such results are translated into U.S. dollar accounts;

- we have a concentrated customer base and the loss of any of our larger customers (or lower sales from any of these customers) could lead to lower revenue;
- our quarterly operating results may fluctuate significantly, including as a result of variations in the amount and timing of product sales, the occurrence of large jackpots in lotteries (which increase the amount wagered and our revenue) and expenses incurred in connection with lottery start-ups;
- we operate in a highly competitive environment and increased competition may cause us to experience lower cash flows or to lose contracts;
- we are subject to substantial penalties for failure to perform under our contracts;
- we may not be able to respond to technological changes or to satisfy future technology demands of our customers in which case we could fall behind our competitors;
- if we are unable to manage potential risks related to acquisitions, our business and growth prospects could suffer;
- expansion of the gaming industry faces opposition which could limit our access to some markets;
- our business prospects and future success depend upon our ability to attract and retain qualified employees;
- our business prospects and future success rely heavily upon the integrity of our employees and executives and the security of our systems;
- our dependence on certain suppliers creates a risk of implementation delays if the supply contract is terminated or breached, and any delays may result in substantial penalties;
- our non-lottery ventures, which are an increasingly important aspect of our business, may fail; and
- other risks and uncertainties set forth below and elsewhere in this report, in our fiscal 2003 Form 10-K, as amended, and in our subsequent press releases and Form 10-Q's and other reports and filings with the Securities and Exchange Commission.

The foregoing list of important factors is not all-inclusive.

OUR BUSINESS

General

We operate on a 52-week or 53-week fiscal year ending on the last Saturday in February. Fiscal 2004 was a 53-week year and we included the extra week in our fourth quarter ending February 28, 2004. Fiscal 2003 and 2002 were 52-week years.

We are a global technology services company providing software, networks and professional services that power high-performance, transacting processing solutions. We are the world's leading operator of highly-secure online lottery transaction processing systems, operating in 44 countries worldwide, with a growing presence in commercial gaming technology and financial services transaction processing. In fiscal 2004, approximately 93% of our consolidated revenues were lottery related and approximately 7% were derived from commercial services transaction processing. Comparatively, in fiscal 2003, lottery related revenues and commercial services transaction processing revenues were approximately 95% and 5% of our consolidated revenues, respectively.

Being a global business, we derive a substantial portion of our revenue from our operations outside of the United States. In particular, in fiscal 2004, we derived 49.4% of our revenues from international operations and 10.2% of our revenues from our Brazilian operations alone (including 9.7% of our revenues from Caixa Economica Federal, the operator of Brazil's National Lottery, our largest customer in fiscal 2004 based on annual revenues). In addition, substantial portions of our assets, primarily consisting of equipment we use to operate online lottery systems for our customers, are held outside of the United States. We are also exposed to more general risks of international operations, including increased governmental regulation of the online lottery industry in the markets where we operate; exchange controls or other currency restrictions; and significant political instability.

We have derived substantially all of our revenues from the rendering of services and the sale or supply of computerized online lottery systems and components to government-authorized lotteries. Our service revenues are derived primarily from lottery service contracts, which are typically at least five years in duration, and generally provide compensation to us based upon a percentage of a lottery's gross online and instant ticket sales. These percentages vary depending on the size of the lottery and the scope of services provided to the lottery. We primarily derive product sale revenues from the installation of new online lottery systems, installation of new software and sales of lottery terminals and equipment in connection with the expansion of existing lottery systems. Our product margins fluctuate depending on the mix, volume and timing of product sale contracts. Our product sale revenues from period to period may not be comparable due to the size and timing of product sale transactions. During fiscal 2005, we currently anticipate that product sales will be in the range of $210 million to $220 million.

Our business is highly regulated, and the competition to secure new government contracts is often intense. From time to time, competitors challenge our contract awards and there have been, and may continue to be, investigations of various types, including grand jury investigations conducted by governmental authorities into possible improprieties and wrongdoing in connection with efforts to obtain and/or the awarding of lottery contracts and related matters. In light of the fact that such investigations frequently are conducted in secret, we may not necessarily know of the existence of an investigation which might involve us. Because our reputation for integrity is an important factor in our business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct on our part or attributable to us in any manner could have a material adverse effect on our business, including our ability to retain existing contracts or to obtain new or renewal contracts. In addition, continuing adverse publicity resulting from these investigations and related matters could have a material adverse effect on our reputation and business.

Brazil Legal Proceedings

In late March 2004 (after the close of fiscal 2004), federal attorneys with Brazil's Public Ministry (the "Public Ministry Attorneys") recommended that criminal charges be brought against nine individuals, including four senior officers of Caixa Economica Federal ("CEF"), our customer and the operator of Brazil's National Lottery, and a former and a present employee of our Company. An investigation is being conducted on our behalf to ascertain the facts regarding this matter. The Company has encouraged our former and present employees to cooperate fully with the Brazilian authorities investigating this matter. In addition, the United States Securities and Exchange Commission has made an informal inquiry as to this matter, and we are cooperating with this inquiry. We recently have learned through a press release issued by the Public Ministry Attorneys that a civil action has been initiated by the Public Ministry Attorneys in the Federal Court of Brasilia against GTECH Brasil Ltd. ("GTECH Brazil"); 17 former officers and employees of CEF; the former president of Racimec Informatica Brasileira S.A. ("Racimec"), a Brazilian company engaged in the lottery business and the predecessor of GTECH Brazil; and two former officers of GTECH Brazil. The focus of the purported civil action is the contractual relationship between CEF, GTECH Brazil and Racimec for the period 1994 to 2002. Revenues from our lottery contract with CEF accounted for 9.7% of our total fiscal 2004 revenues, making CEF our largest customer in fiscal 2004 based upon annual revenues. Refer to Note 13 to the consolidated financial statements for detailed disclosures regarding this matter.

Acquisitions

During fiscal 2004, we extended our online lottery product offerings by acquiring Interlott Technologies, Inc. ("Interlott"), a leading provider of instant ticket vending machines for the worldwide lottery industry, for an aggregate purchase price, including assumed debt, of $87.5 million. We believe our acquisition of Interlott will expand our presence in the instant-ticket distribution business, thereby anchoring our self-service strategy and allowing us to grow our core lottery market.

We also acquired a controlling equity position in PolCard S.A. ("PolCard") this fiscal year, for a purchase price, net of cash acquired, of $35.9 million. PolCard is the leading debit and credit card merchant transaction acquirer and processor in Poland. This acquisition has broadened our offerings of high-volume transaction processing services outside of our core market of providing online lottery services.

Refer to "Subsequent Events" below for information related to acquisitions completed after the close of fiscal 2004.

We continue to evaluate a variety of opportunities to broaden our offerings of high-volume transaction processing services outside of our core market of providing online lottery services, such as the processing and transmission of commercial, non-lottery transactions including bill payments, electronic tax payments, utility payments, prepaid cellular telephone recharges and retail-based programs such as gift cards. Currently, our networks in Brazil, Poland, Chile, the Czech Republic and Jamaica process bill payments and other commercial service transactions. In the near term, we expect to concentrate our efforts to grow commercial service revenues principally in the United States, Latin America and Eastern Europe. While our goal is to leverage our technology, infrastructure and relationships to drive growth in commercial services, if, in the course of pursuing these opportunities, we identify an opportunity to gain access to certain markets through the acquisition of existing businesses, we may consider making such acquisitions.

Significant Contract Bids and Extensions

A majority of our revenues and cash flow is derived from our portfolio of long-term online lottery service contracts, each of which in the ordinary course of our business is periodically the subject of competitive procurement or renegotiation. In fiscal 2004, we continued to execute against our growth strategy by signing new contracts and contract extensions both domestically and abroad.

Contracts with New Customers

During fiscal 2004, following public, competitive procurements, we signed contracts to provide new online and instant-ticket lottery systems, terminals and related services with three new customers: Tennessee Education Lottery Corporation; Florida Lottery; and Mahapola Higher Education Scholarship Trust Fund (Sri Lanka).

Tennessee Education Lottery Corporation

We signed a seven-year integrated services contract (which does not include any extension options) with the Tennessee Education Lottery Corporation in January 2004. Instant-ticket sales commenced in January 2004 and lottery sales on the online lottery system commenced in March 2004.

Florida Lottery

We signed a six-year integrated services contract with the Florida Lottery which is expected to commence in February 2005 and includes two, two-year extension options.

Sri Lanka

In Sri Lanka, we signed a 10-year integrated services contract, which includes a five-year extension option. Online sales had been expected to commence under our Sri Lanka lottery contract in September 2004, but in March 2004, lawsuits were filed by competitors challenging the award of the contract to us. These legal challenges have delayed and may prevent implementation of our contract in Sri Lanka.

New Contracts with Existing Customers

In May 2003, we entered into a Master Contract with the Rhode Island Lottery (the "Lottery") that amends our existing contracts with the Lottery and grants us the right to be the exclusive provider of online, instant-ticket and video lottery central systems and services for the Lottery during the 20-year term of the Master Contract for a $12.5 million up-front license fee which we paid in July 2003. The Master Contract is part of a comprehensive economic development package that provides incentives for us to keep our world corporate headquarters and manufacturing operations in Rhode Island. See Note 8 to the consolidated financial statements for further information concerning this contract.

In February 2004, following a competitive procurement, we were selected by the Mexican lottery authority Pronosticos para la Asistencia Publica to enter into a six-year agreement to provide equipment and services for a new online lottery system and an associated telecommunications network. In late April 2004, we were notified that this award has been revoked. This action follows a ruling by the Mexican Comptroller Ministry in respect of a protest filed by unsuccessful competitors that declared our bid non-compliant and disqualified us from the competitive procurement. The Mexican lottery authority subsequently announced that it has disqualified the sole remaining bidder as also being non-compliant and has formally ended the procurement. We intend to pursue all appropriate avenues to contest the Comptroller's decision.

Contract Extensions

During fiscal 2004, we entered into contract extensions with existing customers in the following jurisdictions: Brazil (National Lottery); Wisconsin; Trinidad and Tobago; the Czech Republic; Michigan; China; Denmark; New Zealand; Portugal; Turkey; Sweden; and Idaho (Department of Fish and Game).

The National Lottery of Brazil was our largest contract in fiscal 2004, as measured by annual revenues, accounting for 9.7% of our consolidated revenues. See Note 13 to the consolidated financial statements for further information concerning this contract.

New Contracts and Contract Extensions Subsequent to Fiscal 2004

In March 2004, following a competitive procurement, we were named as the apparent successful bidder to provide the Washington Lottery with Lottery Product Vending Machines and ongoing maintenance and support services. The proposed three-year contract includes three one-year extension options.

Also in March 2004, following a competitive procurement, we received a notice of intent to award a contract to provide the Illinois Lottery with Instant Ticket Dispensing Machines and ongoing maintenance and support services. The proposed five-year contract includes a three-year extension option.

In April 2004, we signed a five-year contract extension with our customer in Luxembourg to provide lottery terminals, products and ongoing services through October 2012.

Other Contract Information

During fiscal 2004, following a competitive procurement, the Nebraska lottery authority selected another vendor to provide equipment and services for a new online lottery gaming system upon the scheduled expiration of our current contract with the Nebraska Lottery in June 2004, however, we will remain as the Nebraska Lottery's instant-ticket products and system supplier through June 2008.

In May 2004 (after the close of fiscal 2004), we were notified by our customer, Loteria Electronica de Puerto Rico, of its intent to negotiate a contract to provide a new online lottery system and an associated telecommunications network with another vendor to take effect upon the expiration of our current contract in March 2005.

Our compensation under lottery service contracts is typically based upon a percentage of a lottery's gross online and instant ticket sales. Over the past several fiscal years, we have experienced and may continue to experience a reduction in the percentage of lottery ticket sales we receive from certain customers resulting from contract rebids, extensions and renewals due to a number of factors, including the substantial growth of lottery sales over the last decade, reductions in the cost of technology and telecommunications services, and general market and competitive dynamics. In anticipation and response to these trends, beginning in fiscal 2001, we began the implementation of our new Enterprise Series-led technology strategy combined with the implementation of a number of ongoing cost savings initiatives and efficiency improvement programs designed to enable us to maintain our market leadership in the lottery industry. We are unable to determine at this time the likely effect of this trend on our business.

Consolidation of West Greenwich Technology Associates, L.P.

We have a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns our world headquarters facilities and leases them to us. The general partner of the Partnership is an unrelated third party. This Partnership is considered a variable interest entity commonly referred to as a special-purpose entity, as defined by Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46").

Prior to the third quarter of fiscal 2004, we accounted for the Partnership using the equity method of accounting. Beginning in the third quarter of fiscal 2004, we consolidated the Partnership in accordance with FIN 46, which requires the consolidation of a variable interest entity (as defined) by its primary beneficiary. As a result, we recorded our world headquarters facilities owned by the Partnership as an asset and the Partnership's loan as a liability in our consolidated financial statements. The adoption of this interpretation increased balance sheet assets and liabilities by $30.0 million and $26.7 million, respectively, and resulted in a one-time, non-cash, after-tax gain of $3.3 million. The pre-tax gain of $5.3 million is recorded in Other Income (Expense) in our Consolidated Income Statements and not as a cumulative-effect adjustment because the gain is not material to our consolidated financial statements.

Common Stock Split

In the first quarter of fiscal 2003, our Board of Directors approved a 2-for-1 common stock split that was distributed in the form of a stock dividend on May 23, 2002 to shareholders of record on May 16, 2002. All references to common shares and per share amounts have been retroactively adjusted to reflect the stock split for fiscal 2003 and 2002 as presented in the consolidated financial statements and footnotes.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

We have identified the accounting policies listed below that we believe are most critical to our financial condition and results of operations, and that require management's most difficult, subjective and complex judgments in estimating the effect of inherent uncertainties. This section should be read in conjunction with Note 1 to the consolidated financial statements, which includes other significant accounting policies.

Revenue Recognition

Amounts received from customers in advance of revenue recognition are recorded in Advance Payments from Customers in our Consolidated Balance Sheets. We record liquidated damage assessments, which are penalties incurred due to a failure to meet specified deadlines or performance standards, as a reduction of revenue in the period they become probable and estimable. Liquidated damage assessments equaled 0.50%, 0.47% and 0.14% of our total revenues in fiscal 2004, 2003 and 2002, respectively.

Service revenues from commercial transaction processing services are recorded based on the net amount retained in accordance with Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent."

We generally conduct our lottery business under two types of contractual arrangements: Facilities Management Contracts and Product Sales Contracts.

<u>Facilities Management Contracts</u>
Under typical Facilities Management Contracts, we construct, install and operate the lottery system, and retain ownership of the lottery system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from the lottery authority based on a percentage of a lottery's gross online and instant ticket sales. These fees are recognized as revenue in the period earned and are classified as Service Revenue in our Consolidated Income Statements.

<u>Product Sales Contracts</u>
Under Product Sales Contracts, we construct, sell, deliver and install a turnkey online lottery system ("lottery system") or lottery equipment, and license the computer software for a fixed price, and the lottery authority subsequently operates the lottery system.

Because Product Sales Contracts include significant customization, modification and other services prior to customer acceptance that are considered essential to the lottery software inherent in our lottery systems, revenue is recognized using contract accounting. Under contract accounting, amounts due to us, and costs incurred by us in constructing the lottery system, prior to customer acceptance, are deferred. Revenue attributable to the lottery system is classified as Sales of Products in our Consolidated Income Statements and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectibility (the completed contract method of accounting). Revenue attributable to any ongoing services provided subsequent to customer acceptance is classified as Service Revenue in our Consolidated Income Statements and is recognized in the period earned because the lottery system has stand-alone value to the customer and there is objective and reliable evidence of fair value of the ongoing services.

In certain Product Sale Contracts (primarily the sale of lottery terminals), we are not responsible for installation. In these cases, we recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, customer acceptance criteria (if any) have been met, the sales price is fixed or determinable and collectibility is reasonably assured.

<u>Income Tax Expense and Accruals</u>

Our annual income tax rate is based upon our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our annual income tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances, such as the result of a tax audit. An estimated effective income tax rate for a year is applied to our quarterly operating results. In the event there is a significant or unusual item recognized in our quarterly operating results, the tax attributable to that item is separately calculated and recorded at the same time as that item.

Tax law requires items to be included in the income tax return at different times than the items are reflected in the financial statements. As a result, our annual income tax rate reflected in our financial statements is different than that reported in our tax return (our cash tax rate). Some of these differences are permanent, such as expenses that are not deductible in our income tax return, and some differences reverse over time, such as depreciation expense. These timing differences create deferred tax assets and liabilities. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our income tax return in future years for which we have already recorded the tax benefit in our income statement. We establish valuation allowances for our deferred tax assets when we believe expected future taxable income is not likely to support the use of a tax deduction or credit in that tax jurisdiction. Deferred tax liabilities generally represent income tax expense recognized in our financial statements for which payment has been deferred, or expense for which we have already taken a deduction in our income tax return but we have not yet recognized as expense in our financial statements. We have not recognized any United States income tax expense on undistributed international earnings since we intend to [illegible] the earnings outside the United States for the foreseeable future.

A number of years may elapse before a particular matter, for which we have established a reserve, is finally resolved. The number of years with open tax audits varies depending on the tax jurisdiction. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe our reserves reflect the most probable outcome of known tax contingencies.

Trade Accounts Receivable, net and Sales-Type Lease Receivables

We evaluate the collectibility of trade accounts and sales-type lease receivables on a customer-by-customer basis and we believe our reserves are adequate; however, if economic circumstances change significantly resulting in a major customer's inability or unwillingness to meet its financial obligations to us, original estimates of the recoverability of amounts due to us could be reduced by significant amounts requiring additional reserves. During fiscal 2004 and 2003, we did not experience any collectibility or billing problems with any major customers or geographic localities for which revenue has been recognized.

Inventories and Obsolescence

Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories include amounts related to products we manufacture or assemble for our long-term service contracts, which are transferred to Systems, Equipment and Other Assets Relating to Contracts in our Consolidated Balance Sheets upon shipment. Inventories also include amounts related to product sales contracts, including product sales under long-term contracts. We regularly review inventory quantities on hand and record provisions for potentially obsolete or slow-moving inventory based primarily on our estimated forecast of product demand and production requirements. We believe our reserves are adequate; however, should future sales forecasts change, our original estimates of obsolescence could increase by a significant amount requiring additional reserves.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets determined to have indefinite useful lives are not amortized but are reviewed for impairment annually, or more frequently if events or circumstances indicate that these assets may be impaired. Other intangible assets determined to have definite lives are amortized over their useful lives. We review other intangible assets with definite lives for impairment to ensure they are appropriately valued if conditions exist that may indicate the carrying value may not be recoverable. Such conditions may include, among others, significant adverse changes in the extent or manner in which an asset is being used or in legal factors or in the business climate that could affect the value of an asset.

Because we have a single operating and reportable business segment (the Transaction Processing Segment), we perform our goodwill impairment test by comparing the fair value of the Transaction Processing segment with its book value, including goodwill. If the fair value of the Transaction Processing segment exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, we would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied goodwill is less than the book value, a write-down would be recorded.

Impairment of Long-Lived Assets

We periodically evaluate the recoverability of long-lived assets whenever indicators of impairment are present. Indicators of impairment include such items as declines in revenues, earnings or cash flows or material adverse changes in the economic or political stability of a particular country, which may indicate that the carrying amount of an asset is not recoverable. If facts and circumstances indicate that our long-lived assets may be impaired, the estimated future undiscounted cash flows associated with these long-lived assets would be compared to their carrying amounts to determine if a write-down to fair value is necessary.

Operations Review

Refer to the Summary Financial Data table while reading the operations review below.

SUMMARY FINANCIAL DATA

	Fiscal Year Ended								
	February 28, 2004			February 22, 2003			February 23, 2002		
	(Dollars in thousands)								
Revenues:									
Services	$	957,471	91.1 %	$	868,896	88.8 %	$	831,787	82.4 %
Sales of products		93,859	8.9		109,894	11.2		177,914	17.6
Total		1,051,330	100.0		978,790	100.0		1,009,701	100.0
Costs and expenses:									
Costs of services (a)		537,839	56.2		535,041	61.6		586,308	70.5
Costs of sales (a)		59,226	63.1		78,943	71.8		136,452	76.7
Total		597,065	56.8		613,984	62.7		722,760	71.6
Gross profit		454,265	43.2		364,806	37.3		286,941	28.4
Selling, general and administrative		109,092	10.4		96,130	9.8		112,763	11.2
Research and development		57,318	5.4		42,852	4.4		33,779	3.3
Goodwill amortization		–	–		–	–		6,049	0.6
Special credit		–	–		(1,121)	(0.1)		–	–
Operating expenses		166,410	15.8		137,861	14.1		152,591	15.1
Operating income		287,855	27.4		226,945	23.2		134,350	13.3
Other income (expense):									
Interest income		5,733	0.5		3,837	0.4		5,450	0.5
Equity in earnings of unconsolidated affiliates		6,236	0.6		7,376	0.8		3,959	0.4
Other income (expense)		1,889	0.2		2,175	0.2		(11,163)	(1.1)
Interest expense		(10,919)	(1.0)		(11,267)	(1.2)		(22,876)	(2.2)
		2,939	0.3		2,121	0.2		(24,630)	(2.4)
Income before income taxes		290,794	27.7		229,066	23.4		109,720	10.9
Income taxes		107,594	10.3		87,045	8.9		41,694	4.2
Net income		$183,200	17.4 %	$	142,021	14.5 %	$	68,026	6.7 %

(a) Percentages are computed based on cost as a percentage of related revenue.

Comparison of Fiscal 2004 with 2003

Revenues were $1.1 billion in fiscal 2004, compared to $978.8 million in fiscal 2003, up $72.5 million, or 7.4%.

The following discussion on service revenues should be read in conjunction with the table below (in millions):

	Fiscal Year Ended					
	February 28, 2004		February 22, 2003		Change	
Service revenues					$	%
Domestic lottery	$	519.7	$	492.6	$ 27.1	5.5
International lottery		360.9		323.6	37.3	11.5
Commercial services		74.2		50.0	24.2	48.5
All other		2.7		2.7	–	–
	$	957.5	$	868.9	$ 88.6	10.2

The 5.5% increase in domestic lottery service revenues was primarily due to higher service revenues from an increase in sales by our domestic lottery customers of approximately 4% with the balance principally due to the combined effect of an extra week of service revenues in fiscal 2004 and the acquisition of Interlott. While we are not able to quantify precisely the reasons for increases in sales by our domestic lottery customers, we believe that in general, such increases are attributable to enhanced marketing efforts by state lottery authorities seeking to offset declining tax revenues and the successful introduction by state lottery authorities of new games and products, modifications to existing games (such as matrix changes and more frequent drawings) and expanded distribution channels, such as Keno.

The 11.5% increase in international lottery service revenues includes higher service revenues from an increase in sales by our international lottery customers of approximately 9%, along with the impact of the effect of an extra week of service revenues in fiscal 2004 of approximately 1.5%, with the balance of the increase due to the combined impact of favorable foreign exchange rates partially offset by contractual rate changes. While we are not able to quantify precisely the reasons for increases in sales by our international lottery customers, we believe that in general, such increases are attributable to more rapid growth rates typical of newer lottery jurisdictions, the successful introduction of new games and modifications to existing games (such as matrix changes and more frequent drawings).

The 48.5% increase in commercial transaction processing services was primarily due to the acquisition of PolCard, which contributed $21.4 million of service revenues in fiscal 2004.

Product sales were $93.9 million in fiscal 2004, compared to $109.9 million in fiscal 2003, down $16.0 million or 14.6%. Significant product sales in the prior year included the sale of a turnkey system to our customer in Portugal, and significant product sales in the current year included the sale of an interactive system to our customer in the United Kingdom.

Our service margins improved from 38.4% in fiscal 2003 to 43.8% in fiscal 2004, primarily due to lower depreciation of approximately 2.0 percentage points, principally related to fully depreciated assets associated with our contract with Caixa Economica Federal in Brazil, with the balance of the increase primarily due to the impact of higher service revenues.

Our product margins fluctuate depending on the mix, volume and timing of product sales contracts. Our product margins were 36.9% in fiscal 2004 compared to 28.2% in fiscal 2003, primarily due to the different mix of sales.

Operating expenses were $166.4 million in fiscal 2004, compared to $137.9 million in fiscal 2003, up $28.5 million, or 20.7%. This increase was driven by $13.0 million of increased spending on selling, general and administrative expenses, primarily driven by increased business development activities in Poland and Mexico associated with our commercial services business and the consolidation of PolCard and Interlott. In addition, our investment in research and development increased by $14.4 million as we continue our efforts to accelerate the development and deployment of Enterprise Series into the marketplace. As a percentage of revenues, operating expenses were 15.8% and 14.1% during fiscal 2004 and 2003, respectively.

Interest income was $5.7 million in fiscal 2004, compared to $3.8 million in fiscal 2003, up $1.9 million reflecting interest earned on the cash proceeds from the $250 million of debt issued in the third quarter of fiscal 2004.

Equity income was $6.2 million in fiscal 2004 compared to $7.4 million in fiscal 2003, primarily due to lower equity income resulting principally from lower revenues generated by our joint venture in Taiwan.

The components of other income in fiscal 2004 and fiscal 2003 are as follows (in millions):

	Fiscal Year Ended February 28, 2004	Fiscal Year Ended February 22, 2003
One-time, non-cash, pre-tax gain resulting from the consolidation of the partnership that owns our world headquarters facilities	$ 5.3	$ –
Minority interest in consolidated subsidiaries	(4.5)	(0.6)
Foreign exchange gains (losses)	(0.2)	4.2
Net charges associated with the early retirement of debt	–	(2.3)
Other	1.3	0.9
Total other income	$ 1.9	$ 2.2

The $5.3 million one-time, non-cash, pre-tax gain resulting from the consolidation of the partnership that owns our world headquarters facilities was recorded in compliance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities."

Weighted average diluted shares in fiscal 2004 increased by 6.8 million shares to 65.1 million shares, primarily due to the assumed conversion of our $175 million principal amount of 1.75% Convertible Debentures (the "Debentures") into shares of our common stock, resulting in a decrease to diluted earnings per share of approximately $0.22. These Debentures are convertible at the option of the holder into shares of our common stock at a conversion price of approximately $27.50 per share when, among other circumstances, our stock closes above $33 per share for at least 20 out of 30 consecutive trading days prior to the date of surrender for conversion. There are a total of 6.4 million shares issuable upon the conversion of the Debentures. The Debentures were convertible for 209 out of 256 trading days in fiscal 2004, and accordingly, 5.2 million shares were included in the computation of diluted earnings per share.

Our effective income tax rate decreased from 38% in fiscal 2003 to 37% in fiscal 2004 principally due to a larger percentage of international profits taxed at rates that are lower than the U.S. statutory tax rate.

Comparison of Fiscal 2003 with 2002

Revenues were $978.8 million in fiscal 2003, compared to $1.0 billion in fiscal 2002, down $30.9 million, or 3.1%.

The following discussion on service revenues should be read in conjunction with the table below (in millions):

	Fiscal Year Ended			
	February 22,	February 23,	Change	
Service revenues	2003	2002	$	%
Domestic lottery	$ 492.6	$ 481.2	$ 11.4	2.4
International lottery	323.6	290.4	$ 33.2	11.4
Commercial services	50.0	50.3	(0.3)	(0.6)
All other	2.7	9.9	(7.2)	(72.3)
	$ 868.9	$ 831.8	$ 37.1	4.5

Service revenues increased by 4.5% in fiscal 2003 compared to fiscal 2002. Had last year's average exchange rates prevailed throughout fiscal 2003, we estimate that service revenues would have increased by approximately 7.1% compared to last year.

The 2.4% increase in domestic lottery service revenues includes higher service revenues from an increase in sales by our domestic lottery customers of approximately 7%, partially offset by the combined impact of lower jackpot activity, net new contracts and contractual rate changes of approximately 4%.

The 11.4% increase in international lottery service revenues includes higher service revenues from an increase in sales by our international lottery customers of approximately 6% and the combined impact of higher jackpot activity, net new contracts and contractual rate changes of approximately 8%. These positive factors were partially offset by lower service revenues of approximately 4% resulting from the weakening of the Brazilian real against the U.S. dollar.

Service revenues from commercial transaction processing services (primarily in Brazil), were down slightly from the prior year due to the weakening of the Brazilian real against the U.S. dollar. In local currency, commercial transaction processing service revenues increased approximately 20.5% over the prior year.

Product sales were $109.9 million in fiscal 2003, compared to $177.9 million in fiscal 2002, down $68.0 million, or 38.2%. Product sales in the prior year included significant sales of terminals and software to our customer in the United Kingdom. The absence of sales to our United Kingdom customer in fiscal 2003 was partially offset by the sale of a turnkey lottery system to our customer in Portugal during the current fiscal year.

Our service margins improved from 29.5% in fiscal 2002 to 38.4% in fiscal 2003. Fiscal 2003 service margins were 3.2 percentage points higher due to the prior year write-off of assets and reserves associated with the economic instability in Argentina and impairment charges relating to an under-performing international contract and 2.3 percentage points higher due to lower depreciation (principally related to contract extensions and fully depreciated assets associated with existing contracts). Higher sales by our lottery customers, new contracts that generated incrementally higher gross margins, and improved operational and service delivery efficiencies also contributed to the improvement in service margins in fiscal 2003.

Our product margins improved to 28.2% in fiscal 2003 compared to 23.3% in fiscal 2002. Fiscal 2002 product margins were negatively impacted by inventory reserves recorded in connection with a product sale contract with a customer in Italy.

Operating expenses were $137.9 million in fiscal 2003, compared to $152.6 million in fiscal 2002, down $14.7 million, or 9.7%. This decrease was primarily driven by our continued execution of cost savings initiatives and emphasis on improving operating efficiencies, along with the benefit of the adoption of the new accounting standard on goodwill, which eliminated approximately $6.0 million of goodwill amortization during the current year. In addition, we recorded a credit against the special charge taken in fiscal 2001 of $1.1 million, which reflects lower than anticipated severance costs associated with the fiscal 2001 value assessment of our business operations. These declines in operating expenses were partially offset by $9.1 million of increased spending on research and development in an effort to accelerate deployment of our Enterprise Series platform in the marketplace. As a percentage of revenues, operating expenses were 14.1% and 15.1% during fiscal 2003 and 2002, respectively.

Equity income was $7.4 million in fiscal 2003, compared to $4.0 million in fiscal 2002, up $3.4 million, or 86.3%, primarily due to equity income from the first full year of operations of our joint venture in Taiwan.

The components of other income (expense) in fiscal 2003 and fiscal 2002 are as follows (in millions):

	Fiscal Year Ended	
	February 22, 2003	February 23, 2002
Foreign exchange gains (losses)	$ 4.2	$ (0.3)
Net charges associated with the early retirement of debt	(2.3)	(12.5)
Minority interest in consolidated subsidiaries	(0.6)	(0.2)
Write-off of our cost method investment in the common stock of an Internet security developer	–	(9.3)
Gain on the sale of a majority interest in our subsidiary in the Czech Republic	–	3.9
Amortization of the gain on the 1998 sale of our 22.5% equity interest in Camelot Group plc	–	5.0
Other	0.9	2.2
Total other income (expense)	$ 2.2	$ (11.2)

During the third quarter of fiscal 2003, we used cash on hand to repurchase the remaining $40 million of our 7.75% Series A Senior Notes due 2004. In connection with this repurchase, we recorded net charges of $2.3 million, principally comprised of tender premiums to the holders of the notes, net of gains from the sale of interest rate swaps associated with the notes.

During the fourth quarter of fiscal 2002, we repurchased $110 million of 7.75% Series A Senior Notes due 2004 and $55 million of 7.87% Series B Senior Notes due 2007 (collectively, the "Senior Notes"). In connection with this repurchase, we recorded charges of $12.5 million, principally comprised of tender premiums of $12.2 million to the holders of the notes, net of gains on interest rate swaps of $6.2 million, along with make whole premiums of $5.2 million associated with the refinancing of our World Headquarters facilities by the partnership that owns the facilities.

Interest expense was $11.3 million in fiscal 2003, compared to $22.9 million in fiscal 2002, down $11.6 million, or 50.7%. This decrease was primarily due to our debt refinancing in the fourth quarter of the prior fiscal year and the third quarter of this fiscal year, resulting in lower debt balances and lower interest rates. In the fourth quarter of the prior fiscal year, we issued $175 million principal amount of 1.75% Convertible Debentures ("Debentures"). We used a portion of the proceeds from the Debentures to retire $165 million of Senior Notes in the fourth quarter of fiscal 2002 and we used cash on hand to repurchase the remaining $40 million of 7.75% Series A Senior Notes in the third quarter of fiscal 2003.

Weighted average diluted shares in fiscal 2003 declined 1.9 million shares to 58.4 million shares as a result of our share repurchase programs, resulting in an improvement to diluted earnings per share of approximately $0.08.

Our Debentures are convertible at the option of the holder into shares of our common stock at a conversion price of $27.50 per share when our stock closes at or above $33 per share for 20 out of 30 consecutive trading days prior to the date of surrender for conversion. For fiscal 2003 and 2002, 6.4 million shares issuable upon the conversion of the Debentures were not included in the computation of diluted earnings per share because, in accordance with their terms, the Debentures had not yet become convertible.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

We believe our ability to generate cash from operations to reinvest in our business is one of our fundamental financial strengths. We expect cash flows from operations in fiscal 2005 to be comparable to fiscal 2004 levels and we expect to meet our financial commitments and operating needs in the foreseeable future. We expect to use cash generated from operating activities primarily for aggregate contractual obligations, to fund all or a portion of the cash needed for potential acquisitions and to pay dividends. Our debt ratings of Baa1 from Moody's and BBB from Standard and Poor's contribute to our ability to access capital markets at attractive prices. These ratings reflect several factors, including our strong cash flows and balance sheet.

Analysis of Cash Flows

During fiscal 2004, we generated $414.3 million of cash from operations which, along with cash on hand, was principally used to purchase $268.0 million of systems, equipment and other assets relating to contracts and to fund acquisitions of $74.4 million. In addition, during the third quarter of fiscal 2004, we issued $250 million of 4.75% Senior Notes. At February 28, 2004, we had $129.3 million of cash and cash equivalents on hand and $221.9 million of short-term investment securities.

Our business is capital-intensive. We currently estimate that net cash to be used for investing activities in fiscal 2005 will be in the range of $570 million to $600 million, including approximately $225 million related to the acquisitions of Spielo Manufacturing Incorporated and Leeward Islands Lottery Holding Company Inc. (See "Subsequent Events" below.) We expect our principal sources of liquidity to be existing cash and short-term investment balances, along with cash we generate from operations. Our credit facility provides for an unsecured revolving line of credit of $300 million and matures in June 2006. As of February 28, 2004, there were no borrowings under the credit facility. Up to $100 million of the Credit Facility may be used for the issuance of letters of credit. As of February 28, 2004, after considering $8.8 million of letters of credit issued and outstanding, there was $291.2 million available for borrowing under the Credit Facility.

We currently expect that our cash flow from operations, existing cash and short-term investment balances and available borrowings under our credit facility will be sufficient, for the foreseeable future, to fund our anticipated working capital and ordinary capital expenditure needs, to service our debt obligations, to fund anticipated internal growth, to fund all or a portion of the cash needed for potential acquisitions, to pay dividends, to fund the capital requirements under our Master Contract with the Rhode Island Lottery and to repurchase shares of our common stock, from time to time, under our share repurchase programs. We may also seek alternative sources of financing to fund certain of our obligations under our Master Contract with the Rhode Island Lottery and to fund future potential acquisitions and growth opportunities that are not currently contemplated in the $570 million to $600 million we estimate we will need in fiscal 2005 for the uses disclosed above.

Financial Position

Our balance sheet as of February 28, 2004, as compared to our balance sheet as of February 22, 2003, was impacted by our acquisitions of Interlott and PolCard and the consolidation of our 50% limited partnership interest in West Greenwich Technology Associates, L.P. Drivers of the material changes in each specific balance sheet category are described below.

Investment securities available-for-sale were up $221.9 million primarily driven by the issuance of $250 million of debt in the third quarter of fiscal 2004.

Trade accounts receivable, net increased by $11.2 million, from $107.7 million at February 22, 2003 to $118.9 million at February 28, 2004, primarily due to $29.0 million related to the PolCard and Interlott acquisitions, partially offset by collections related to product sales we recorded in the fourth quarter of fiscal 2003.

Inventories increased by $4.5 million, from $72.3 million at February 22, 2003 to $76.8 million at February 28, 2004, primarily due to an increase in inventory associated with product sales expected to be recorded during fiscal 2005 and 2006 and inventory associated with the acquisition of Interlott in September 2003, partially offset by the sale of an interactive system to our customer in the United Kingdom.

Systems, equipment and other assets relating to contracts, net, increased by $180.5 million, from $410.9 million at February 22, 2003 to $591.4 million at February 28, 2004, primarily due to the purchase of $268.0 million of systems, equipment and other assets relating to contracts (principally related to lottery system implementations in California and Georgia and the acquisitions of Interlott and PolCard), partially offset by depreciation expense.

Goodwill, net, increased by $73.1 million, from $115.5 million at February 22, 2003 to $188.6 million at February 28, 2004, primarily due to the acquisitions of PolCard and Interlott.

Property, plant and equipment, net, increased by $33.1 million, from $24.5 million at February 22, 2003 to $57.6 million at February 28, 2004, primarily due to the consolidation of the partnership that owns our world headquarters facilities.

Intangible assets, net, increased by $26.0 million, from $2.2 million at February 22, 2003 to $28.2 million at February 28, 2004, due to a $12.5 million up-front license fee we paid to the Rhode Island Lottery, with the balance related to intangible assets recorded as a result of our acquisitions of PolCard and Interlott.

The refundable performance deposit balance of $20.0 million at February 28, 2004 relates to a performance deposit we paid to our customer in the Czech Republic in connection with our contract extension in September 2003. Refer to Note 9 to the consolidated financial statements for additional information.

Advance payments from customers increased by $51.7 million, from $52.4 million at February 22, 2003 to $104.1 million at February 28, 2004, primarily due to advances received from customers related to product sales that are expected to be recorded during fiscal 2005 and 2006.

Income taxes payable decreased by $41.6 million, from $54.0 million at February 22, 2003 to $12.4 million at February 28, 2004, primarily due to a reclassification of $23.2 million to deferred income taxes relating to tax deductions taken on the fiscal 2003 tax return that were not contemplated at the end of fiscal 2003, along with the tax benefits related to foreign currency translation and tax benefits on stock award plans for which we received a tax deduction in fiscal 2004.

Current portion of long-term debt increased by $99.3 million, from $7.0 million at February 22, 2003 to $106.3 million at February 28, 2004, primarily due to $90.0 million of 7.87% Senior Notes that were reclassified from long-term debt due to our plan to repurchase them in May 2004. See "Subsequent Events" below.

Long-term debt, less current portion, increased by $176.1 million, from $287.1 million at February 22, 2003 to $463.2 million at February 28, 2004, primarily due to proceeds from the issuance of $250 million of 4.75% Senior Notes during the third quarter of fiscal 2004, along with debt resulting from the consolidation of the partnership that owns our world headquarters facilities, partially offset by the $90.0 million of 7.87% Senior Notes that were reclassified as current debt.

Other liabilities increased by $14.3 million, from $39.4 million at February 22, 2003 to $53.7 million at February 28, 2004 primarily due to an advance payment on an equipment order we received from a domestic facilities management lottery customer that will be amortized to service revenue ratably over the base contract term.

Deferred income taxes were up $61.7 million primarily due to the reclassification from income taxes payable noted above, along with accelerated tax deductions relating to depreciation on investments in new and existing lottery systems during the year.

Contractual Obligations

As of February 28, 2004, the Company's contractual obligations, including payments due by period, are as follows (in millions):

	Fiscal						
	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$ 106.3	$ 2.3	$ 30.6	$ 0.2	$ 0.2	$ 429.9	$ 569.5
Operating leases	21.2	16.9	7.4	4.6	3.6	6.7	60.4
Total	$ 127.5	$ 19.2	$ 38.0	$ 4.8	$ 3.8	$ 436.6	$ 629.9

Refer to Notes 11 and 23 to the consolidated financial statements for additional information regarding long-term debt and operating leases.

Potential Commitments

Performance and other bonds

In connection with certain contracts and procurements, we have been required to deliver performance bonds for the benefit of our customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if the events set forth in the bond occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract. To obtain these bonds, we are required to indemnify the issuers against the costs they incur if a beneficiary exercises its rights under a bond. Historically, our customers have not exercised their rights under these bonds and we do not currently anticipate that they will do so. The following table provides information related to potential commitments at February 28, 2004 (in millions):

	Total Potential Commitments
Performance bonds	$ 215.9
Litigation bonds	8.5
Financial guarantees	6.9
All other bonds	2.3
	$ 233.6

FINANCIAL RISK MANAGEMENT AND DIVIDEND POLICY

Financial Risk Management

The primary market risk inherent in our financial instruments and exposures is the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. Our exposure to commodity price changes is not considered material and is managed through our procurement and sales practices. At February 28, 2004, we owned $221.9 million of investment securities available-for-sale. We use various techniques to manage our market risks, including from time to time, the use of derivative instruments. We manage our exposure to counterparty credit risk by entering into financial instruments with major, financially sound counterparties with high-grade credit ratings and by limiting exposure to any one counterparty. We do not engage in currency or interest rate speculation.

Interest Rate Market Risk

Interest rate market risk is estimated as the potential change in the fair value of our total debt or current earnings resulting from a hypothetical 10% adverse change in interest rates.

The estimated fair value of our long-term debt and change in the estimated fair value due to hypothetical changes in interest rates are as follows (dollars in millions):

	Estimated Fair Value		
	At February 28, 2004	10% Increase in Interest Rates	10% Decrease in Interest Rates
$250 million of 4.75% Senior Notes	$ 251.0	$ 250.1	$ 252.0
$90 million of 7.87% Senior Notes	100.0	99.4	100.6
$175 million of 1.75% Convertible Debentures	375.2	375.1	375.2

The estimated fair values above were determined by an independent investment banker and the values of the Senior Notes were determined after taking into consideration $150 million of interest rate swaps. A hypothetical 10% adverse or favorable change in interest rates applied to variable rate debt would not have a material effect on current earnings.

We use various techniques to mitigate the risk associated with future changes in interest rates, including entering into interest rate swaps. In October 2003, we entered into three interest rate swaps for an aggregate notional amount of $150 million, which effectively entitle us to exchange fixed rate payments for variable rate payments for the period October 15, 2003 to October 15, 2010.

Equity price risk

The estimated fair value of our $175 million of 1.75% Convertible Debentures and change in the estimated fair value due to hypothetical changes in the market price of our common stock is as follows (dollars in millions):

	Estimated Fair Value		
	At February 28, 2004	10% Increase in Market Price of Common Stock	10% Decrease in Market Price of Common Stock
$175 million of 1.75% Convertible Debentures	$ 375.2	$ 411.7	$ 339.1

The estimated fair values above were determined by an independent investment banker and were based on a quoted market price of $214.375 per Debenture.

Foreign Currency Exchange Rate Risk

We are subject to foreign exchange exposures arising from current and anticipated transactions denominated in currencies other than our functional currency, which is United States dollars, and from the translation of foreign currency balance sheet accounts into United States dollar balance sheet accounts.

We seek to manage our foreign exchange risk by securing payment from our customers in United States dollars, by sharing risk with our customers, by utilizing foreign currency borrowings, by leading and lagging receipts and payments, and by entering into foreign currency exchange and option contracts. In addition, a significant portion of the costs attributable to our foreign currency revenues are payable in the local currencies. In limited circumstances, but whenever possible, we negotiate clauses into our contracts that allow for price adjustments should a material change in foreign exchange rates occur.

From time to time, we enter into foreign currency exchange and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues and certain assets and liabilities denominated in foreign currencies. However, we do not engage in foreign currency speculation. These contracts generally have maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year. At February 28, 2004 and February 22, 2003, a hypothetical 10% adverse change in foreign exchange rates would result in a translation loss of $22.6 million and $10.1 million, respectively, that would be recorded in the equity section of our balance sheet.

At February 28, 2004 and February 22, 2003, a hypothetical 10% adverse change in foreign exchange rates would result in a net pre-tax transaction loss of $2.0 million and $2.5 million, respectively, that would be recorded in current earnings after considering the effects of foreign exchange contracts currently in place.

At February 28, 2004, a hypothetical 10% adverse change in foreign exchange rates would result in a net reduction of cash flows from anticipatory transactions in fiscal 2005 of $17.4 million, after considering the effects of foreign exchange contracts currently in place. The percentage of fiscal 2004 and 2003 anticipatory cash flows that were hedged varied throughout each fiscal year, but averaged 63% in fiscal 2004 compared to 61% in fiscal 2003.

As of February 28, 2004, we had contracts for the sale of foreign currency of approximately $63.8 million (primarily Euro and pounds sterling) and the purchase of foreign currency of approximately $45.3 million (primarily Brazilian real, pounds sterling, Swedish krona and New Taiwan dollars). Comparatively, at February 22, 2003, we had contracts for the sale of foreign currency of approximately $116.9 million (primarily Euro, pounds sterling and Czech koruna) and the purchase of foreign currency of approximately $41.1 million (primarily pounds sterling and Brazilian real). Refer to Note 12 to the consolidated financial statements for additional information.

Dividend Policy

We are committed to returning value to our shareholders. Beginning in the second quarter of fiscal 2004, we commenced paying cash dividends on our common stock of $0.17 per share, equivalent to a full-year dividend of $0.68 per share. We currently plan to continue paying dividends in the foreseeable future.

SUBSEQUENT EVENTS

Sale of Investment

At February 28, 2004, we held a 50% interest in Gaming Entertainment (Delaware) L.L.C. ("GED"). GED manages a racino for Harrington Raceway, Inc. ("Harrington"). On April 9, 2004, we sold our 50% interest in GED to Harrington for approximately $12.0 million and recognized a gain of approximately $11.0 million.

Prepayment of Senior Notes

On April 13, 2004, we announced that GTECH will prepay on May 13, 2004, the remaining $90.0 million aggregate principal amount of its 7.87% Senior Notes due 2007. In connection with this prepayment, we expect to record net charges of approximately $1.0 million, principally comprised of tender premiums net of interest rate swaps which will be recorded in Other Income (Expense) in our Consolidated Income Statements.

Acquisitions

Spielo Manufacturing Incorporated

On April 30, 2004, we completed the acquisition of privately-held Spielo Manufacturing Incorporated ("Spielo"), a leading provider of video lottery terminals ("VLT's") and related products and services to the global gaming industry, for an all-cash purchase price of approximately $150 million. In addition, we paid Spielo shareholders approximately $7 million of a potential maximum earn-out amount of up to $35 million, which Spielo shareholders are entitled to receive in the 18 months following the closing, based upon Spielo achieving certain VLT installation objectives in New York. By acquiring Spielo, we will be better able to deliver a comprehensive, integrated VLT solution to our existing and potential customers, with a single point of contact and accountability.

Leeward Islands Lottery Holding Company Inc.

On May 5, 2004, we completed the acquisition of privately-held Leeward Islands Lottery Holding Company Inc. ("LILHCo"), a lottery operating company headquartered on the Caribbean islands of Antigua and St. Croix, for an all-cash purchase price of approximately $40 million. By acquiring Caribbean-based LILHCo, we will enhance our strategic foothold in that region, as well as provide significant growth opportunities in additional jurisdictions throughout the Caribbean.

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	February 28, 2004	February 22, 2003
	(Dollars in thousands)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 129,339	$ 116,174
Investment securities available-for-sale	221,850	–
Trade accounts receivable, net	118,902	107,666
Sales-type lease receivables	7,705	4,400
Inventories	76,784	72,287
Deferred income taxes	34,396	29,410
Other current assets	24,426	18,660
TOTAL CURRENT ASSETS	613,402	348,597
SYSTEMS, EQUIPMENT AND OTHER ASSETS RELATING TO CONTRACTS, net	591,362	410,911
GOODWILL, net	188,612	115,498
PROPERTY, PLANT AND EQUIPMENT, net	57,576	24,510
INTANGIBLE ASSETS, net	28,231	2,190
REFUNDABLE PERFORMANCE DEPOSIT	20,000	–
SALES-TYPE LEASE RECEIVABLES	17,653	10,854
DEFERRED INCOME TAXES	–	4,266
OTHER ASSETS	42,295	37,369
TOTAL ASSETS	$ 1,559,131	$ 954,195
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 80,004	$ 74,042
Accrued expenses	47,428	51,200
Employee compensation	33,981	37,494
Advance payments from customers	104,128	52,442
Deferred revenue and advance billings	14,459	17,264
Income taxes payable	12,394	54,043
Taxes other than income taxes	19,459	16,020
Short-term borrowings	–	2,616
Current portion of long-term debt	106,319	6,992
TOTAL CURRENT LIABILITIES	418,172	312,113
LONG-TERM DEBT, less current portion	463,215	287,088
OTHER LIABILITIES	53,736	39,428
DEFERRED INCOME TAXES	61,719	–
COMMITMENTS AND CONTINGENCIES	–	–
SHAREHOLDERS' EQUITY:		
Preferred Stock, par value $.01 per share - 20,000,000 shares authorized, none issued	–	–
Common Stock, par value $.01 per share - 150,000,000 shares authorized, 92,295,404 and 92,296,404 shares issued; 59,197,584 and 56,638,331 shares outstanding at February 28, 2004 and February 22, 2003, respectively	923	923
Additional paid-in capital	266,320	235,266
Accumulated other comprehensive loss	(70,508)	(95,488)
Retained earnings	839,270	684,653
	1,036,005	825,354
Less cost of 33,097,820 and 35,658,073 shares in treasury at February 28, 2004 and February 22, 2003, respectively	(473,716)	(509,788)
	562,289	315,566
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,559,131	$ 954,195

See Notes to Consolidated Financial Statements

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
	(Dollars in thousands, except per share amounts)		
Revenues:			
Services	$ 957,471	$ 868,896	$ 831,787
Sales of products	93,859	109,894	177,914
	1,051,330	978,790	1,009,701
Costs and expenses:			
Costs of services	537,839	535,041	586,308
Costs of sales	59,226	78,943	136,452
	597,065	613,984	722,760
Gross profit	454,265	364,806	286,941
Selling, general and administrative	109,092	96,130	112,763
Research and development	57,318	42,852	33,779
Goodwill amortization	–	–	6,049
Special credit	–	(1,121)	–
Operating expenses	166,410	137,861	152,591
Operating income	287,855	226,945	134,350
Other income (expense):			
Interest income	5,733	3,837	5,450
Equity in earnings of unconsolidated affiliates	6,236	7,376	3,959
Other income (expense)	1,889	2,175	(11,163)
Interest expense	(10,919)	(11,267)	(22,876)
	2,939	2,121	(24,630)
Income before income taxes	290,794	229,066	109,720
Income taxes	107,594	87,045	41,694
Net income	$ 183,200	$ 142,021	$ 68,026
Basic earnings per share	$ 3.15	$ 2.49	$ 1.15
Diluted earnings per share	$ 2.84	$ 2.43	$ 1.13
Weighted average shares outstanding - basic	58,232	57,081	58,998
Weighted average shares outstanding - diluted	65,144	58,391	60,318
Dividends per share - common stock	$ 0.51	$ –	$ –

See Notes to Consolidated Financial Statements

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
	(Dollars in thousands)		
OPERATING ACTIVITIES			
Net income	$ 183,200	$ 142,021	$ 68,026
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	115,324	133,452	154,071
Intangibles amortization	3,735	4,733	8,423
Goodwill amortization	–	–	6,049
Deferred income taxes benefit (provision)	59,457	(1,567)	(2,175)
Tax benefit related to stock award plans	10,432	8,037	4,879
Minority interest	4,502	578	160
Non-cash gain from consolidation of West Greenwich Technology Associates, L.P.	(5,292)	–	–
Termination of interest rate swaps	–	11,357	2,364
Asset impairment charges	–	–	27,183
Equity in earnings of unconsolidated affiliates, net of dividends received	1,672	316	(815)
Other	9,995	2,740	12,240
Changes in operating assets and liabilities:			
Trade accounts receivable	3,788	(12,007)	19,234
Inventories	3,030	14,387	31,381
Accounts payable	2,186	13,734	(5,886)
Advance payments from customers	51,601	(10,109)	24,518
Income taxes payable	(27,649)	5,590	(10,645)
Other assets and liabilities	(1,645)	18,994	6,223
NET CASH PROVIDED BY OPERATING ACTIVITIES	414,336	332,256	345,230
INVESTING ACTIVITIES			
Purchases of systems, equipment and other assets relating to contracts	(268,010)	(155,556)	(176,511)
Purchases of available-for-sale investment securities	(242,050)	–	–
Maturities and sales of available-for-sale investment securities	20,200	–	–
Acquisitions (net of cash acquired)	(74,442)	–	(552)
Refundable performance deposit	(20,000)	–	–
Purchases of property, plant and equipment	(12,772)	(5,612)	(4,822)
License fee	(12,500)	–	–
Investments in and advances to unconsolidated subsidiaries	(2,885)	–	–
Proceeds from sale of investments	–	2,560	2,098
Proceeds from the sale of majority interest in a subsidiary	–	–	10,000
Cash received from affiliates	–	–	3,786
Other	–	–	1,275
NET CASH USED FOR INVESTING ACTIVITIES	(612,459)	(158,608)	(164,726)
FINANCING ACTIVITIES			
Net proceeds from issuance of long-term debt	252,588	–	359,810
Principal payments on long-term debt	(33,293)	(47,416)	(349,130)
Proceeds from stock options	23,943	16,867	44,814
Dividends paid	(29,977)	–	–
Debt issuance costs	(2,125)	(120)	(6,539)
Purchases of treasury stock	–	(64,032)	(219,322)
Tender premiums and fees	–	(3,434)	(17,930)
Other	(4,199)	1,942	(44)
NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	206,937	(96,193)	(188,341)
Effect of exchange rate changes on cash	4,351	3,624	(4,016)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,165	81,079	(11,853)
Cash and cash equivalents at beginning of year	116,174	35,095	46,948
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 129,339	$ 116,174	$ 35,095

See Notes to Consolidated Financial Statements

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Outstanding Shares	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Treasury Stock	Total
			(Dollars in thousands)				
Balance at February 24, 2001	68,515,054	$ 445	$ 176,286	$ (85,852)	$ 479,305	$ (255,822)	$ 314,362
Comprehensive income:							
Net income	–	–	–	–	68,026	–	68,026
Other comprehensive income (loss):							
Foreign currency translation	–	–	–	(15,122)	–	–	(15,122)
Unrecognized net gain on derivative instruments	–	–	–	201	–	–	201
Unrealized loss on investments	–	–	–	(42)	–	–	(42)
Comprehensive income							53,063
Treasury shares purchased	(14,946,600)	–	–	–	–	(219,322)	(219,322)
Shares issued under employee stock purchase and stock award plans	580,028	–	–	–	(4,353)	7,534	3,181
Shares issued upon exercise of stock options	3,342,774	16	44,096	–	(100)	802	44,814
Other stock-based compensation	–	–	1,978	–	–	–	1,978
Tax benefits related to stock award plans	–	–	4,879	–	–	–	4,879
Balance at February 23, 2002	57,491,256	$ 461	$ 227,239	$ (100,815)	$ 542,878	$ (466,808)	$ 202,955
Comprehensive income:							
Net income	–	–	–	–	142,021	–	142,021
Other comprehensive income (loss), net of tax:							
Foreign currency translation, net of tax benefits of $13 million	–	–	–	5,344	–	–	5,344
Unrecognized net gain on derivative instruments	–	–	–	91	–	–	91
Unrealized loss on investments	–	–	–	(108)	–	–	(108)
Comprehensive income							147,348
Treasury shares purchased	(2,380,000)	–	–	–	–	(64,032)	(64,032)
Shares issued under employee stock purchase and stock award plans	248,625	–	–	–	906	3,485	4,391
Shares issued upon exercise of stock options	1,278,450	–	(10)	–	(690)	17,567	16,867
Tax benefits related to stock award plans	–	–	8,037	–	–	–	8,037
May 2002 two-for-one stock split	–	462	–	–	(462)	–	–
Balance at February 22, 2003	56,638,331	$ 923	$ 235,266	$ (95,488)	$ 684,653	$ (509,788)	$ 315,566
Comprehensive income:							
Net income	–	–	–	–	183,200	–	183,200
Other comprehensive income (loss), net of tax:							
Foreign currency translation, net of tax benefits of $13 million	–	–	–	26,418	–	–	26,418
Unrecognized net loss on derivative instruments	–	–	–	(1,423)	–	–	(1,423)
Unrealized loss on investments	–	–	–	(15)	–	–	(15)
Comprehensive income							208,180
Cash dividends on common stock ($0.51 per share)	–	–	–	–	(30,178)	–	(30,178)
Shares issued to acquire Interlott Technologies, Inc.	717,565	–	20,622	–	–	10,212	30,834
Shares issued under employee stock purchase and stock award plans	212,012	–	–	–	843	2,669	3,512
Shares issued upon exercise of stock options	1,629,676	–	–	–	752	23,191	23,943
Tax benefits related to stock award plans	–	–	10,432	–	–	–	10,432
Balance at February 28, 2004	59,197,584	$ 923	$ 266,320	$ (70,508)	$ 839,270	$ (473,716)	$ 562,289

See Notes to Consolidated Financial Statements

GTECH HOLDINGS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GTECH Holdings Corporation ("Holdings") is a global technology services company providing software, networks and professional services that power high-performance, transaction processing solutions. Operating in 44 countries worldwide, we are the world's leading operator of highly-secure online lottery transaction processing systems, with a growing presence in commercial gaming technology and financial services transaction processing. We have a single operating and reportable business segment, the Transaction Processing segment. In these notes, the terms "Holdings," "Company," "we," "our," and "us" refer to GTECH Holdings Corporation and all subsidiaries included in the consolidated financial statements. Holdings conducts business through its consolidated subsidiaries and unconsolidated affiliates and has, as its only material asset, an investment in GTECH Corporation ("GTECH"), its wholly-owned subsidiary.

Basis of Presentation and Consolidation

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include the accounts of Holdings, GTECH, and all majority-owned or controlled subsidiaries. We use the equity method to account for our investments in 20% to 50% owned affiliates and investments in corporate joint ventures. Consolidated net income includes our share of the net earnings of these companies. We account for our investments in less than 20% owned affiliates under the cost method. We eliminate from our financial results all significant intercompany accounts and transactions.

We operate on a 52-week or 53-week fiscal year ending on the last Saturday in February. Fiscal 2004 was a 53-week year and we included the extra week in our fourth quarter ending February 28, 2004. Fiscal 2003 and 2002 were 52-week years.

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year presentation.

Revenue Recognition

Amounts received from customers in advance of revenue recognition are recorded in Advance Payments from Customers in our Consolidated Balance Sheets. We record liquidated damage assessments, which are penalties incurred due to a failure to meet specified deadlines or performance standards, as a reduction of revenue in the period they become probable and estimable. Liquidated damage assessments equaled 0.50%, 0.47% and 0.14% of our total revenues in fiscal 2004, 2003 and 2002, respectively.

Service revenues from commercial transaction processing services are recorded based on the net amount retained in accordance with Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal Versus Net as an Agent."

We generally conduct our lottery business under two types of contractual arrangements: Facilities Management Contracts and Product Sales Contracts.

Facilities Management Contracts

Under typical Facilities Management Contracts, we construct, install and operate the lottery system, and retain ownership of the lottery system. These contracts generally provide for a variable amount of monthly or weekly service fees paid to us directly from the lottery authority based on a percentage of a lottery's gross online and instant ticket sales. These fees are recognized as revenue in the period earned and are classified as Service Revenue in our Consolidated Income Statements.

Product Sales Contracts

Under Product Sales Contracts, we construct, sell, deliver and install a turnkey online lottery system ("lottery system") or lottery equipment, and license the computer software for a fixed price, and the lottery authority subsequently operates the lottery system.

Because Product Sales Contracts include significant customization, modification and other services prior to customer acceptance that are considered essential to the lottery software inherent in our lottery systems, revenue is recognized using contract accounting. Under contract accounting, amounts due to us, and costs incurred by us in constructing the lottery system, prior to customer acceptance, are deferred. Revenue attributable to the lottery system is classified as Sales of Products in our Consolidated Income Statements and is recognized upon customer acceptance as long as there are no substantial doubts regarding collectibility (the completed contract method of accounting). Revenue attributable to any ongoing services provided subsequent to customer acceptance is classified as Service Revenue in our Consolidated Income Statements and is recognized in the period earned because the lottery system has stand-alone value to the customer and there is objective and reliable evidence of fair value of the ongoing services.

In certain Product Sale Contracts (primarily the sale of lottery terminals), we are not responsible for installation. In these cases, we recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when we have persuasive evidence of an arrangement, the product has been shipped or the services have been provided to the customer, customer acceptance criteria (if any) have been met, the sales price is fixed or determinable and collectibility is reasonably assured.

Stock-Based Compensation

We have stock-based compensation plans which are described in detail in "Note 17 – Stock-Based Compensation Plans." We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our stock-based compensation plans and we have elected to continue to use the intrinsic value-based method to account for stock option grants. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation - Transition and Disclosure," an amendment of Statement of Financial Accounting Standards No. 123 ("SFAS 123"). Accordingly, no compensation expense has been recognized for our stock-based compensation plans other than for restricted stock.

Had we elected to recognize compensation expense based upon the fair value at the grant dates for awards under these plans, net income and earnings per share would have been reduced to the pro forma amounts listed in the table below. The fair value of each grant is estimated on the date of grant using the Black-Scholes option pricing model. Also disclosed in the table below are the principal weighted average assumptions used to estimate the fair value of the grants.

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
	(Dollars in thousands, except per share amounts)		
Net income, as reported	$ 183,200	$ 142,021	$ 68,026
Add: Stock-based compensation expense included in reported net income, net of related tax effects	2,067	2,027	2,685
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of related tax effects	(6,540)	(8,785)	(8,389)
Pro forma net income	$ 178,727	$ 135,263	$ 62,322
Basic earnings per share:			
As reported	$ 3.15	$ 2.49	$ 1.15
Pro forma	3.07	2.37	1.06
Diluted earnings per share:			
As reported	$ 2.84	$ 2.43	$ 1.13
Pro forma	2.77	2.32	1.03
Estimated weighted average fair value of options granted per share	$ 10.00	$ 8.00	$ 12.00
Principal assumptions:			
Risk-free interest rate	2.4%	4.3%	4.4%
Expected life (in years)	3.8	3.3	3.7
Expected volatility	39.0%	40.0%	47.0%
Expected dividend yield	2.0%	–	–

The effects of expensing the estimated fair value of stock options on our fiscal 2004, 2003 and 2002 net income and earnings per share is not necessarily representative of the effects on actual net income for future years because of the vesting period of the stock options and the potential issuance of additional stock options in future years.

Use of estimates

In conformity with generally accepted accounting principles, the preparation of our financial statements requires that we make estimates, judgments and assumptions that affect the reported amounts in our financial statements and accompanying notes. Some of our more significant estimates include estimates of future cash flows associated with long-lived assets; allocation of revenues and fair values in multiple-element arrangements; inventory obsolescence; allowance for doubtful accounts; product warranty; depreciable lives of assets; and income taxes. Our estimates are based on the facts and circumstances available at the time estimates are made, historical experience, contract terms, risk of loss, general economic conditions and trends, and our assessment of the probable future outcome of these matters. Actual results may ultimately differ from initial estimates and assumptions.

Foreign Currency Translation

The functional currency for the majority of our foreign subsidiaries is the applicable local currency. For those subsidiaries, we translate assets and liabilities at exchange rates in effect at the balance sheet date, and income and expense accounts at weighted average exchange rates. The resulting foreign currency translation adjustments are recorded in Accumulated Other Comprehensive Loss in our Consolidated Balance Sheets. Gains or losses resulting from foreign currency transactions are recorded in our Consolidated Income Statements. We recognized net foreign exchange gains (losses) as a component of Service Revenue and Other Income (Expense) in our Consolidated Income Statements as follows:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
		(Dollars in thousands)	
Service revenue	$ (3,601)	$ (3,247)	$ (1,143)
Other income (expense)	(185)	4,237	(251)
Total net foreign exchange gains (losses)	$ (3,786)	$ 990	$ (1,394)

For those foreign subsidiaries operating in a highly inflationary economy or whose functional currency is the United States dollar, nonmonetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at current rates. The resulting foreign currency translation adjustments are recorded in Cost of Services in our Consolidated Income Statements.

Derivatives and Hedging Transactions

We use derivative financial instruments principally to manage the risk of foreign currency exchange rate and interest rate fluctuations and we account for our derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for the designation and the assessment of the effectiveness of hedging relationships.

From time to time, we enter into foreign currency exchange and option contracts to reduce the exposure associated with certain firm commitments, variable service revenues and certain assets and liabilities denominated in foreign currencies. These contracts generally have maturities of 12 months or less and are regularly renewed to provide continuing coverage throughout the year. We do not engage in foreign currency speculation.

We record certain contracts used to provide us with a degree of protection against foreign exchange risk on our variable service revenues at fair value in our Consolidated Balance Sheets. The related gains or losses on these contracts are either deferred in Shareholders' Equity (Accumulated Other Comprehensive Loss) or immediately recognized in earnings depending on whether the contract qualifies for hedge accounting. The deferred gains and losses are subsequently recognized in earnings in the period that the related items being hedged are received and recognized in earnings. Contracts used to hedge assets and liabilities denominated in foreign currencies are recorded in our Consolidated Balance Sheets at fair value and the related gains or losses on these contracts are immediately recognized in earnings as a component of Other Income (Expense) in our Consolidated Income Statements.

Interest Rate Swaps
From time to time, we enter into interest rate swap agreements to mitigate our exposure to interest rate changes. The amount and term of each interest rate swap agreement is matched with all or a portion of the then outstanding principal balance and remaining term of a specific debt obligation. These agreements involve the exchange of fixed interest rates for variable interest rates over the term of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be received or paid as interest rates change is accrued and recognized as an adjustment of interest expense related to the debt. The related amount receivable from or payable to counterparties is included as an asset or liability in our Consolidated Balance Sheets.

Gains resulting from the early termination of interest rate swap agreements are deferred as an adjustment to the carrying amount of the outstanding debt and amortized as adjustments to interest expense over the remaining period originally covered by the terminated swap agreements. In the event of the early extinguishment of debt, any gain or loss from the swap would be recognized in earnings as a component of Other Income (Expense) in our Consolidated Income Statements in the same period as the extinguishment gain or loss.

Research and Development
We expense research and development costs as incurred.

Advertising Costs
Advertising costs are expensed as incurred and amounted to $6.9 million, $10.4 million and $7.7 million in fiscal 2004, 2003 and 2002, respectively.

Income Taxes
Deferred tax assets and liabilities are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. Additionally, deferred tax assets and liabilities are separated into current and noncurrent amounts based on the classification of the related assets and liabilities for financial reporting purposes.

Cash and Cash Equivalents
We classify short-term, highly liquid investments with an original maturity of three months or less at the date of purchase as cash equivalents.

Investment Securities Available-For-Sale
Investment securities, which primarily consist of state and municipal auction rate securities and variable rate demand obligations, are classified as "available for sale" under the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and are recorded at fair value. We invest in short-term investments that are generally highly liquid and are assigned a minimal credit rating of A- or A3 from Standard and Poor's or Moody's Investor Service, respectively. Any unrealized gains and losses, net of income tax effects, would be computed on the basis of specific identification and reported as a component of Accumulated Other Comprehensive Loss in our Consolidated Balance Sheets. Realized gains and losses would be included in Other Income (Expense) in our Consolidated Income Statements. We did not incur any unrealized or realized gains or losses in fiscal 2004.

Trade Accounts Receivable, net and Sales-Type Lease Receivables
Trade accounts receivable are reflected net of allowances for doubtful accounts and liquidated damages of $10.7 million and $20.6 million at February 28, 2004 and February 22, 2003, respectively. We evaluate the collectibility of trade accounts and sales-type lease receivables on a customer-by-customer basis and we believe our reserves are adequate; however, if economic circumstances change significantly resulting in a major customer's inability or unwillingness to meet its financial obligations to us, original estimates of the recoverability of amounts due to us could be reduced by significant amounts requiring additional reserves. During fiscal 2004 and 2003, we did not experience any collectibility or billing problems with any major customers or geographic localities for which revenue has been recognized.

Inventories and Obsolescence

Inventories are net of allowances of $8.1 million and $14.6 million at February 28, 2004 and February 22, 2003, respectively. Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventories include amounts we manufacture or assemble for our long-term service contracts, which are transferred to Systems, Equipment and Other Assets Relating to Contracts upon shipment. Inventories also include amounts related to product sales contracts, including product sales under long-term contracts. We regularly review inventory quantities on hand and record provisions for potentially obsolete or slow-moving inventory based primarily on our estimated forecast of product demand and production requirements. We believe our reserves are adequate; however, should future sales forecasts change, our original estimates of obsolescence could increase by a significant amount requiring additional reserves.

Systems, Equipment and Other Assets Relating to Contracts, net

Systems, equipment and other assets relating to contracts are stated on the basis of cost. The cost less any salvage value is depreciated over the base contract term, not to exceed 10 years, using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. In cases where contract extension periods exist, any salvage value is depreciated over the extension term. In cases where the base contract term is less than five years, the cost of contract assets, less the salvage value, is depreciated over five years (the estimated useful life of the assets).

Capitalized Software Development Costs

Capitalized software development costs are comprised of amounts specific to customer contracts and amounts related to software products that are, or are anticipated to be, included in our product offerings. Costs specific to customer contracts are included in Systems, Equipment and Other Assets Relating to Contracts, net and are capitalized and amortized over the base term of the customer contract to which they relate, or five years, whichever is longer. Costs related to product offerings are charged to research and development expense as incurred until such time as technological feasibility has been established for the product. Thereafter, they are capitalized and included in Intangible Assets, net in our Consolidated Balance Sheets and are generally amortized over five years on a straight-line basis. We periodically evaluate costs related to product offerings for impairment based on customer requirements. We did not capitalize any software development costs related to product offerings in fiscal 2004, 2003 or 2002.

Unamortized software development costs consist of the following:

	February 28, 2004	February 22, 2003
	(Dollars in thousands)	
Specific to customer contracts	$ 42,139	$ 37,212
Product offerings	1,556	2,190
	$ 43,695	$ 39,402

Amortization expense is included in Costs of Services or Costs of Sales in our Consolidated Income Statements and consists of the following:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
		(Dollars in thousands)	
Specific to customer contracts	$ 10,447	$ 15,235	$ 14,977
Product offerings	1,544	2,467	3,288
	$ 11,991	$ 17,702	$ 18,265

Goodwill and Other Intangible Assets

Goodwill and other intangible assets determined to have indefinite useful lives are not amortized but are reviewed for impairment annually, or more frequently if events or circumstances indicate these assets may be impaired. Other intangible assets determined to have definite lives are amortized over their useful lives. We review other intangible assets with definite lives for impairment to ensure they are appropriately valued if conditions exist that may indicate the carrying value may not be recoverable. Such conditions may include, among others, significant adverse changes in the extent or manner in which an asset is being used or in legal factors or in the business climate that could affect the value of an asset.

Because we have a single operating and reportable business segment (the Transaction Processing Segment), we perform our goodwill impairment test by comparing the fair value of the Transaction Processing Segment with its book value, including goodwill. If the fair value of the Transaction Processing Segment exceeds the book value, goodwill is not impaired. If the book value exceeds the fair value, we would calculate the potential impairment loss by comparing the implied fair value of goodwill with the book value. If the implied goodwill is less than the book value, a write-down would be recorded.

Impairment of Long-Lived Assets
We periodically evaluate the recoverability of long-lived assets whenever indicators of impairment are present. Indicators of impairment include such items as declines in revenues, earnings or cash flows or material adverse changes in the economic or political stability of a particular country, which may indicate that the carrying amount of an asset is not recoverable. If facts and circumstances indicate our long-lived assets may be impaired, the estimated future undiscounted cash flows associated with these long-lived assets would be compared to their carrying amounts to determine if a write-down to fair value is necessary. (See Note 4.)

New Accounting Pronouncements

FASB Interpretation No. 46
In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires the consolidation of a variable interest entity (as defined) by its primary beneficiary. Primary beneficiaries are those companies that are subject to a majority of the risk of loss or entitled to receive a majority of the variable interest entity's residual returns, or both. In determining whether it is the primary beneficiary of a variable interest entity, a company with a variable interest must also treat a variable interest held by the company's related parties in that same entity as its own interests. In December 2003, the FASB published a revision to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. FIN 46, as revised, applies to variable interest entities that are commonly referred to as special-purpose entities for periods ending after December 15, 2003 (our fiscal 2004 fourth quarter) and for all other types of variable interest entities for periods ending after March 15, 2004 (our fiscal 2005 first quarter). Earlier application is permitted.

We have applied the provisions of FIN 46 to our 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns our world headquarters facilities and leases them to us, resulting in the consolidation of the Partnership in the third quarter of fiscal 2004. Refer to Note 16 for detailed disclosures.

Our evaluation of the impact of FIN 46 on certain of our investments created prior to February 1, 2003 is ongoing and is not expected to have a material impact on our financial statements. If applicable, we would not be required to apply FIN 46 to these investments until our fiscal 2005 first quarter.

FASB Statement No. 149
In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends Statement of Financial Accounting Standards No. 133 to provide clarification on the financial accounting and reporting of derivative instruments and hedging activities and requires that contracts with similar characteristics be accounted for on a comparable basis. The provisions of SFAS 149 are effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have a material effect on our results of operations or financial position.

FASB Statement No. 150
In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards on the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The provisions of SFAS 150 are effective for financial instruments entered into or modified after May 31, 2003 and to all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003 (our third quarter of fiscal 2004). The adoption of SFAS 150 did not have a material effect on our results of operations or financial position.

EITF 00-21

Beginning with our fiscal 2004 third quarter, we adopted Emerging Issues Task Force Issue No. 00-21, "Multiple-Deliverable Revenue Arrangements" ("EITF 00-21"), which provides guidance on how to account for arrangements that may involve the delivery or performance of multiple products, services, and/or rights to use assets. The adoption of EITF 00-21 did not have a material effect on our results of operations or financial position.

NOTE 2 – COMMON STOCK SPLIT

In the first quarter of fiscal 2003, our Board of Directors approved a 2-for-1 common stock split that was distributed in the form of a stock dividend on May 23, 2002 to shareholders of record on May 16, 2002. All references to common shares and per share amounts have been retroactively adjusted to reflect the stock split for fiscal 2003 and 2002 as presented in these consolidated financial statements and footnotes.

NOTE 3 – BUSINESS ACQUISITIONS

PolCard S.A.

On May 28, 2003, we completed the acquisition of a controlling equity position in PolCard S.A. ("PolCard"), for a purchase price, net of cash acquired, of $35.9 million. PolCard is the leading debit and credit card merchant transaction acquirer and processor in Poland. At August 23, 2003, PolCard's outstanding equity was owned 66.5% by us, 33.2% by two funds managed by Innova Capital Sp. z o.o. ("Innova"), a Warsaw-based private equity investment advisor, and 0.3% by the Polish Bank Association, one of PolCard's previous owners. In September 2003, Innova exercised its rights under an option agreement to purchase from us, 3.7% of PolCard's equity for a purchase price of $2.3 million. Following the exercise of this right, we now own 62.8% of PolCard's outstanding equity, while the two funds managed by Innova own, in aggregate, 36.9% of PolCard's outstanding equity, the fair value of which approximated $22.2 million. The Polish Bank Association continues to own 0.3% of the outstanding equity of PolCard. We have a fair value option to purchase Innova's interest in PolCard, and Innova has the reciprocal right to sell its interest in PolCard to us at fair value, during the period May 2007 to May 2009.

Interlott Technologies, Inc.

On September 18, 2003, we completed the acquisition of Interlott Technologies, Inc. ("Interlott"), a leading provider of instant ticket vending machines for the worldwide lottery industry. Interlott shareholders were given the opportunity to elect to receive either $9.00 per share in cash or a number of shares of Holdings common stock having a value of $9.00, or a combination of both, subject to adjustment so that the aggregate consideration we paid was 48.5% in cash and 51.5% in Holdings common stock. The final exchange ratio of 0.2156 shares of Holdings common stock for every share of Interlott common stock was determined based on the average closing price of $41.74 for Holdings common stock for the 20 trading day period commencing August 14, 2003 through September 11, 2003. For purposes of purchase accounting, Holdings common stock was valued at $42.97 per share using the average price of Holdings common stock two days prior to the acquisition date in accordance with Emerging Issues Task Force Issue No. 99-12, "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination." The aggregate purchase price, including assumed debt, was as follows:

	Aggregate purchase price (in thousands)
Cash ($9.00 per share of Interlott common stock)	$ 28,211
Cash payment to cancel outstanding stock options relating to Interlott common stock	5,701
Cash purchase price	33,912
Issuance of 717,565 shares of Holdings common stock	30,834
Total aggregate purchase price	64,746
Cash payment to settle Interlott debt	22,759
	$ 87,505

The PolCard and Interlott acquisitions are individually and in the aggregate, not material to our consolidated financial statements and, accordingly, pro forma financial information has not been presented. Neither acquisition required the approval of our shareholders. Refer to Note 7 for detailed disclosures regarding Goodwill and Other Intangible Assets related to these acquisitions.

Europrint Holdings Ltd.

On July 1, 1998, we acquired 80% of the equity of Europrint Holdings Ltd. ("Europrint") and its wholly owned subsidiaries, including Interactive Games International ("IGI"), for a net cash purchase price of $21.6 million, including related acquisition costs. Europrint is a provider of media promotional games and IGI has pioneered the development of interactive, televised lottery games. On June 24, 2003 (our fiscal 2004 second quarter), we exercised our option to acquire the remaining 20% of the equity of Europrint for approximately $5.1 million.

Refer to Note 25 for information related to acquisitions completed after the close of fiscal 2004.

NOTE 4 – ASSET IMPAIRMENT CHARGES

During fiscal 2004 and 2003, we did not record any asset impairment charges. During fiscal 2002, we recorded asset impairment charges of $27.2 million relating to the impairment of certain long-lived assets as follows (in thousands):

		Asset Impairment Charge	Consolidated Income Statement Presentation
Certain under-performing international contract	$	15,809	Costs of Services
Other than temporary decline in the value of our cost method investment in the common stock of an internet security developer		9,313	Other Income (Expense)
Facility write-down		1,061	Selling, General & Administrative Expense
Other than temporary decline in the value of one of our equity method investments		1,000	Equity in Earnings of Unconsolidated Affiliates
	$	27,183	

The basis for these impairment charges was our estimate of the future undiscounted cash flows expected to be generated from the use of those assets compared to their net book value. The undiscounted cash flow projections were less than the net book value, indicating impairment.

NOTE 5 – INVENTORIES

Inventories consist of the following:

		February 28, 2004		February 22, 2003
	(Dollars in thousands)			
Raw materials	$	14,540	$	14,133
Work in progress		60,470		57,756
Finished goods		1,774		398
	$	76,784	$	72,287

Inventories include amounts we manufacture or assemble for our long-term service contracts and amounts related to product sales contracts, including product sales which are accounted for using contract accounting. Work in progress at February 28, 2004 and February 22, 2003, includes approximately $54.9 million and $54.4 million, respectively, related to product sale contracts.

Amounts received from customers in advance of revenue recognition (primarily related to product sale contracts included in work in progress above) totaled $104.1 million and $52.4 million at February 28, 2004 and February 22, 2003, respectively. These amounts are included in Advance Payments from Customers in our Consolidated Balance Sheets.

NOTE 6 – SYSTEMS, EQUIPMENT AND OTHER ASSETS RELATING TO CONTRACTS

Systems, equipment and other assets relating to contracts consists of the following:

	February 28, 2004	February 22, 2003
	(Dollars in thousands)	
Land and buildings	$ 1,182	$ 1,184
Computer terminals and systems	1,185,841	1,103,809
Furniture and equipment	163,562	131,492
Contracts in progress	22,603	39,571
	1,373,188	1,276,056
Less accumulated depreciation and amortization	781,826	865,145
	$ 591,362	$ 410,911

NOTE 7 – GOODWILL AND OTHER INTANGIBLE ASSETS

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), goodwill and indefinite lived intangible assets are no longer amortized but are reviewed for impairment annually, or more frequently if events or circumstances indicate that these assets may be impaired. Intangible assets deemed to have definite lives are amortized over their useful lives.

The adoption of SFAS 142 required us to perform an initial impairment assessment on all goodwill and indefinite lived intangible assets as of February 24, 2002 (the first day of fiscal 2003) and we determined that no impairment existed. In connection with the adoption of the new standard, we determined that goodwill with a net book value of $1.3 million met the standards' intangible asset recognition criteria. Accordingly, we reclassified this amount during fiscal 2003 into intangible assets and we will continue to amortize it over its remaining useful life.

The following table presents the impact of SFAS 142 on net income and earnings per share had the standard been in effect for fiscal year 2002:

	Fiscal Year Ended February 23, 2002
	(Dollars in thousands, except per share data)
Net income as reported	$ 68,026
Add back amortization	5,710
Adjusted net income	$ 73,736
Basic earnings per share as reported	$ 1.15
Add back amortization	.10
Adjusted earnings per share - basic	$ 1.25
Diluted earnings per share as reported	$ 1.13
Add back amortization	.09
Adjusted earnings per share - diluted	$ 1.22

A reconciliation of the net carrying amount of goodwill, which is not deductible for income tax purposes, is as follows (in thousands):

	Net Carrying Amount
Balance as of February 22, 2003	$ 115,498
Goodwill acquired during the year	73,114
Balance as of February 28, 2004	$ 188,612

The following tables present the information for intangible assets, which are being amortized over their estimated useful lives, with no estimated residual values. We do not have any intangible assets that are not subject to amortization.

	As of February 28, 2004			
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(Dollars in thousands)	
Capitalized software	5	$ 14,777	$ 14,301	$ 476
License fee	20	12,500	413	12,087
Customer contracts	6	11,044	1,342	9,702
Patents	6	5,100	353	4,747
Computer software	6	1,241	161	1,080
Non-compete agreement	2	222	83	139
		$ 44,884	$ 16,653	$ 28,231

The weighted average amortization period in total for intangible assets as of February 28, 2004 was 10 years.

	As of February 22, 2003			
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
			(Dollars in thousands)	
Capitalized software	5	$ 15,108	$ 12,918	$ 2,190

A reconciliation of the net carrying amount of intangible assets is as follows (in thousands):

	Net Carrying Amount
Balance as of February 22, 2003	$ 2,190
Intangible assets acquired during the year:	
Purchase business combination related:	
Customer contracts	11,044
Patents	5,100
Computer software	1,241
Non-compete agreement	222
	17,607
License fee (see Note 8)	12,500
Total intangible assets acquired	30,107
Capitalized software	(331)
Amortization expense	(3,735)
Balance as of February 28, 2004	$ 28,231

Purchase business combination intangible assets acquired during fiscal 2004 relate to the acquisitions of PolCard and Interlott (refer to Note 3 for detailed disclosures).

Amortization expense for fiscal 2004 and 2003 is as follows:

	Fiscal Year Ended	
	February 28, 2004	February 22, 2003
	(Dollars in thousands)	
Capitalized software	$ 1,383	$ 2,729
Customer contracts	1,342	2,004
License fee	413	–
Patents	353	–
Computer software	161	–
Non-compete agreement	83	–
Total intangibles amortization	$ 3,735	$ 4,733

Amortization expense for the next five fiscal years and thereafter is estimated to be as follows (in thousands):

Fiscal Year	Amortization Expense
2005	$ 4,199
2006	4,077
2007	3,490
2008	3,108
2009	2,393
Thereafter	10,964
Total	$ 28,231

NOTE 8 – LICENSE FEE

On May 12, 2003, we entered into a Master Contract with the Rhode Island Lottery (the "Lottery") that amends our existing contracts with the Lottery and grants us the right to be the exclusive provider of online, instant ticket and video lottery central systems and services for the Lottery during the 20-year term of the Master Contract for a $12.5 million up-front license fee which we paid in July 2003. This license fee is included in Intangible Assets, net in our Consolidated Balance Sheet at February 28, 2004 and will be amortized as a reduction in service revenue on a straight-line basis over the 20-year term of the Master Contract. (See Note 7.)

The Master Contract is part of a comprehensive economic development package that provides incentives for us to keep our world headquarters and manufacturing operations in Rhode Island. Under the terms of the Master Contract, we are to invest (or cause to be invested) at least $100 million in the State of Rhode Island, in the aggregate, by December 31, 2008. This investment commitment includes the $12.5 million up-front license fee; new online and video lottery related hardware, software and services; the development of a new world headquarters facility of at least 210,000 square feet in Providence, Rhode Island by December 31, 2006; and improvements to our existing manufacturing facility in West Greenwich, Rhode Island. We have agreed to employ at least 1,000 people full-time in Rhode Island by the end of calendar year 2005 and maintain that level of employment thereafter. In the event the State of Rhode Island takes certain actions which affect our financial performance, we will be automatically released from the in-state employment obligation. We currently plan to satisfy our obligation to invest (or cause to be invested) at least $100 million in the State of Rhode Island by December 31, 2008 as follows: (i) approximately $24 million that was invested during fiscal 2004; (ii) approximately $29 million that will be invested during fiscal 2005; and (iii) the balance that will be invested during fiscal 2006. In addition, in July 2003 we entered into a tax stabilization agreement (the "Agreement") with the City of Providence (the "City"), whereby the City agreed to stabilize the real estate and personal property taxes payable in connection with our new world headquarters facility in the City and the personal property associated with such facility for 20 years. We also agreed to complete and occupy the facility by December 31, 2006, employ 500 employees at the facility by 2009, and we made certain commitments regarding our employment, purchasing and education activities in the City. The Lottery may terminate the Master Contract in the event that we fail to meet our obligations as stated above.

NOTE 9 – REFUNDABLE PERFORMANCE DEPOSIT

On September 23, 2003, we entered into a 12-year contract extension to provide online lottery products and services to SAZKA, a.s. ("SAZKA"), the operator of lottery and betting games in the Czech Republic. The contract extension will commence on January 1, 2006 and expires on December 31, 2017. As part of the contract extension, we paid SAZKA a $20 million performance deposit that SAZKA will repay upon the achievement of certain milestones beginning in 2006. The performance deposit is scheduled to be repaid as follows:

		(in thousands)
On or before January 2, 2006	$	8,000
On or before January 2, 2007		8,000
On or before January 2, 2008		2,000
On or before January 2, 2009		1,000
On or before January 2, 2010		1,000
	$	20,000

NOTE 10 – PRODUCT WARRANTIES

We offer a product warranty on all of our manufactured products (primarily terminals and related peripherals) sold to our customers. Although we do not have a standard product warranty, our typical warranty provides that we will repair or replace defective products for a period of time (usually a minimum of 90 days) from the date revenue is recognized or from the date a product is delivered and tested. We estimate product warranty costs that we expect to incur during the warranty period and we record a charge to costs of sales for the estimated warranty cost at the time the product sale is recorded. In determining the appropriate warranty provision, consideration is given to historical warranty cost information, the status of the terminal model in its life cycle and current terminal performance. We periodically assess the adequacy of our product warranty reserves and adjust them as necessary in the period when the information necessary to make the adjustment becomes available.

We typically do not provide a product warranty on purchased products sold to our customers but attempt to pass the manufacturer's warranty, if any, on to them.

A summary of product warranty activity (which is included in Accrued Expenses in our Consolidated Balance Sheets), for the year ended February 28, 2004 is as follows (in thousands):

		Product Warranty
Balance as of February 22, 2003	$	437
Current year reserves		405
Charges incurred		(51)
Change in estimate		(42)
Balance as of February 28, 2004	$	749

NOTE 11 – LONG -TERM DEBT

Long-term debt consists of the following:

		February 28, 2004		February 22, 2003
		(Dollars in thousands)		
4.75% Senior Notes due October 2010	$	249,636	$	–
1.75% Convertible Debentures due December 2021		175,000		175,000
7.87% Series B Guaranteed Senior Notes due May 2007		90,000		95,000
World Headquarters loan due January 2007		27,933		–
Interest rate swaps due through October 2010		16,902		14,721
Other, due through April 2006		10,063		9,359
		569,534		294,080
Less current portion		106,319		6,992
	$	463,215	$	287,088

At February 28, 2004, long-term debt matures as follows (in thousands):

	Fiscal						
	2005	2006	2007	2008	2009	Thereafter	Total
Long-term debt	$ 106,319	$ 2,344	$ 30,616	$ 198	$ 198	$ 429,859	$ 569,534

4.75% Senior Notes

In October 2003, Holdings issued, in a private placement, $250 million principal discounted amount of 4.75% Senior Notes due October 15, 2010, all of which were subsequently exchanged for 4.75% Senior Notes due October 15, 2010 registered under the Securities Act of 1933 (the "2010 Senior Notes"). The 2010 Senior Notes are unsecured and unsubordinated obligations of Holdings that are fully and unconditionally guaranteed by GTECH and certain of its subsidiaries. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2004. We intend to use the proceeds from the 2010 Senior Notes for general corporate purposes, which may include funding future acquisitions. In conjunction with the 2010 Senior Note offering, in October 2003, we entered into three interest rate swaps with an aggregate notional amount of $150 million, which effectively entitle us to exchange fixed rate payments for variable rate payments for the period October 15, 2003 to October 15, 2010.

1.75% Convertible Debentures

In December 2001, Holdings issued, in a private placement, $175 million principal amount of 1.75% Convertible Debentures due December 15, 2021 (the "Debentures"). The Debentures are unsecured and unsubordinated obligations of Holdings that are fully and unconditionally guaranteed by GTECH and certain of its subsidiaries. Interest on the Debentures is payable semi-annually in arrears on June 15 and December 15 of each year and accrues at an initial rate of 1.75% per year, subject to reset beginning December 15, 2006 under certain circumstances. In no event will the interest rate be reset below 1.75% or above 2.5% per year.

On or after December 15, 2006, we may redeem for cash, all or part of the Debentures at a redemption price equal to 100% of the principal amount of the Debentures, plus accrued interest up to, but not including, the date of redemption. Holders of the Debentures may require us to repurchase all or part of their Debentures on December 15, 2004, December 15, 2006, December 15, 2011 and December 15, 2016 at a price equal to 100% of the principal amount of the Debentures, plus accrued interest. We may choose to pay the purchase price in cash, shares of our common stock, or a combination of both. In addition, upon a change in control of our Company occurring on or before December 15, 2021, each Debenture holder may require us to repurchase all or a portion of such holder's Debentures for cash.

Our scheduled debt maturities assume holders of the Debentures do not require us to repurchase all or a part of them on December 15, 2004 or December 15, 2006, respectively, and also assumes that we do not redeem them for cash on or after December 15, 2006.

The Debentures are convertible at the option of the holder into shares of our common stock at an initial conversion rate of 36.3636 shares of common stock per $1,000 principal amount of Debentures, which is equivalent to an initial conversion price of approximately $27.50 per share, subject to certain adjustments, in the following circumstances:

(i) if the sale price of our common stock is more than 120% of the conversion price (approximately $33.00 per share) for at least 20 trading days in a 30 trading-day period prior to the date of surrender for conversion;
(ii) during any period in which the credit ratings assigned to the Debentures by Moody's or Standard & Poor's are reduced to below Ba1 or BB, respectively, or in which the credit rating assigned to the Debentures is suspended or withdrawn by either rating agency;
(iii) if the Debentures have been called for redemption; or
(iv) upon the occurrence of specified corporate transactions.

Should the Debentures meet the conversion requirements, a total of 6.4 million shares of our common stock would be issuable. The Debentures became convertible on May 1, 2003 and remained convertible through the end of fiscal 2004 (February 28, 2004) because the sale price of our common stock was more than 120% of the conversion price (approximately $33.00 per share) for at least 20 trading days in a 30 trading-day period. However, no Debenture holders opted to convert them into shares of our common stock. During fiscal 2003, the Debentures did not meet any of the conversion circumstances.

The Debentures have been classified as long-term liabilities in our Consolidated Balance Sheets at February 28, 2004 because we intend to borrow under our $300 million revolving credit facility (the "Credit Facility") to refinance any amount holders of the Debentures require us to repurchase on December 15, 2004. Any amount borrowed under the Credit Facility is expected to remain outstanding for an uninterrupted period extending beyond one year from February 28, 2004.

7.87% Series B Guaranteed Senior Notes

In September 2003, GTECH repurchased $5.0 million aggregate principal amount of its 7.87% Series B Guaranteed Senior Notes due May 15, 2007 (the "2007 Senior Notes") for approximately $7.2 million. The 2007 Senior Notes are unsecured and unsubordinated obligations of GTECH that are fully and unconditionally guaranteed by Holdings and certain of GTECH's subsidiaries. Interest is payable semi-annually in arrears on May 15 and November 15 of each year. Refer to Note 25 for additional information.

World Headquarters Loan

We have a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns our world headquarters facilities and leases them to us. Beginning in the third quarter of fiscal 2004, we consolidated the Partnership, which required us to record the Partnership's $27.9 million loan as long-term debt (the "Loan") on our Consolidated Balance Sheet at February 28, 2004. The Loan matures on January 1, 2007 and is secured by all of the assets of the Partnership. Interest on the Loan is generally payable monthly in arrears at rates determined by reference to the LIBOR rate plus a margin based on a ratio of our consolidated total indebtedness to our consolidated earnings before interest, taxes, depreciation and amortization. Unsecured creditors of the Partnership have no recourse to the assets of GTECH, either in its capacity as a limited partner or as a tenant of the Partnership. Also in connection with the consolidation of the Partnership, we recorded the world headquarters facilities owned by the Partnership as an asset. Refer to Note 16 for detailed disclosures.

Credit Facility

GTECH has a $300 million unsecured revolving credit facility expiring on June 22, 2006 (the "Credit Facility"). The Credit Facility is unsecured and unsubordinated and is fully and unconditionally guaranteed by Holdings and certain of GTECH's subsidiaries. Interest is generally payable monthly in arrears at rates determined by reference to the LIBOR rate plus a margin based on a ratio of our consolidated total indebtedness to our consolidated earnings before interest, taxes, depreciation and amortization. At February 28, 2004 and February 22, 2003 there were no outstanding borrowings under the Credit Facility. At February 28, 2004, we were required to pay a facility fee of .275% per annum on the total revolving credit commitment. Up to $100 million of the Credit Facility may be used for the issuance of letters of credit. At February 28, 2004, we had $8.8 million of letters of credit issued and outstanding under the Credit Facility and $51.3 million of letters of credit issued and outstanding outside of the Credit Facility. The total weighted average annual cost for all letters of credit was 0.96%.

The credit agreement for the Credit Facility has covenants including, among other things, requirements relating to the maintenance of certain financial ratios and restrictions on our ability to pay dividends under certain circumstances.

In the second quarter of fiscal 2004, we began paying quarterly cash dividends on our common stock of $0.17 per share and we currently plan to continue paying dividends in the foreseeable future. At February 28, 2004, under the most restrictive covenants, we had $266.0 million of retained earnings available for the payment of dividends.

At February 28, 2004 we were in compliance with all applicable covenants contained in our debt agreements.

NOTE 12 – FINANCIAL INSTRUMENTS

Credit Risk

We manage our exposure to counterparty credit risk by entering into financial instruments with major, financially sound counterparties with high-grade credit ratings and by limiting exposure to any one counterparty.

Cash and Cash Equivalents

Cash equivalents are stated at cost, which approximates fair value.

Investment Securities Available-For-Sale

The carrying amounts and estimated fair values of our investment securities are as follows:

	February 28, 2004		February 22, 2003	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
State and Municipal Auction Rate Securities	$ 116,450	$ 116,450	$ –	$ –
State and Municipal Variable Rate Demand Obligations	77,900	77,900	–	–
Corporate Auction Rate Preferred Securities	27,500	27,500	–	–
	$ 221,850	$ 221,850	$ –	$ –

Long-Term Debt

The carrying amounts and estimated fair values of our debt, as determined by an independent investment banker, are as follows:

	February 28, 2004		February 22, 2003	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)			
4.75% Senior Notes due October 2010	$ 249,636	$ 255,960	$ –	$ –
1.75% Convertible Debentures due December 2021	175,000	375,156	175,000	221,690
7.87% Series B Guaranteed Senior Notes due May 2007	90,000	99,976	95,000	105,850
World Headquarters loan due January 2007	27,933	27,933	–	–
Interest rate swaps due through October 2010	16,902	16,902	14,721	14,721
Other, due through April 2006	10,063	10,063	9,359	9,359
	$ 569,534	$ 785,990	$ 294,080	$ 351,620

Foreign Currency Exchange Contracts

The following table summarizes, by major currency, the contractual amounts of our forward exchange and option contracts translated to United States dollars using the exchange rate at the balance sheet date. The buy and sell amounts represent the United States dollar equivalent of commitments to purchase and sell foreign currencies.

	February 28, 2004		February 22, 2003	
	Buy Contracts	Sell Contracts	Buy Contracts	Sell Contracts
	(Dollars in thousands)			
Brazilian real	$ 10,100	$ –	$ 10,100	$ –
Pounds sterling	8,412	20,949	18,700	43,663
Swedish krona	7,400	–	4,254	–
Taiwan dollar	6,242	–	1,323	–
Mexican peso	5,375	–	3,987	–
Australian dollar	780	2,011	–	1,999
Euro	642	26,329	1,180	54,717
Czech koruna	–	6,957	–	8,833
Other	6,369	7,588	1,537	7,721
Total	$ 45,320	$ 63,834	$ 41,081	$ 116,933

The fair values of our foreign currency exchange contracts are estimated based on quoted market prices of comparable contracts, adjusted through interpolation when necessary for maturity differences. The carrying amounts and estimated fair values of our foreign currency exchange contracts was a $1.5 million liability at February 28, 2004 and $0.1 million asset at February 22, 2003.

Interest Rate Swaps

In June 2001, we entered into two interest rate swaps with an aggregate notional amount of $150 million that provided interest rate protection over the period June 6, 2001 to May 15, 2007. The fair value of the swaps was recorded as an asset and the carrying value of the underlying debt was adjusted by an equal amount in accordance with SFAS 133. In the fourth quarter of fiscal 2002, in connection with the repurchase of $55 million of Senior Notes, we sold $55 million of the interest rate swaps for $2.4 million, which was recorded as Other Income (Expense) in our Consolidated Income Statements.

In March 2002, we entered into an interest rate swap with an aggregate notional amount of $40 million that provides interest rate protection over the period March 21, 2002 to May 15, 2004. The fair value of the swap was recorded as an asset and the carrying value of the underlying debt was adjusted by an equal amount in accordance with SFAS 133.

During the third quarter of fiscal 2003, we sold $135 million of interest rate swaps for $13.1 million. Approximately $10.0 million of these proceeds will be amortized as a reduction of interest expense through the due date of the Series B Senior Notes (May 2007). Approximately $1.3 million of the remaining proceeds was recorded as Other Income (Expense) in our Consolidated Income Statements in connection with the extinguishment of the Series A Senior Notes during the third quarter of fiscal 2003 and approximately $1.8 million was applied against the receivables from banks associated with the interest rate swaps that were sold.

In October 2003, we entered into three interest rate swaps with an aggregate notional amount of $150 million that provides interest rate protection over the period October 15, 2003 to October 15, 2010. The fair value of the swap was recorded as an asset and the carrying value of the underlying debt was adjusted by an equal amount in accordance with SFAS 133.

As of February 22, 2003, there were no outstanding interest rate swaps. As of February 28, 2004, there were $150 million of interest rate swaps outstanding related to our 4.75% Senior Notes due October 2010.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

Contracts

Contracts generally contain time schedules for, among other things, commencement of system operations and the installation of terminals, as well as detailed performance standards. We are typically required to furnish substantial bonds to secure our performance under these contracts. In addition to other possible consequences, including contract termination, failure to meet specified deadlines or performance standards could trigger substantial penalties in the form of liquidated damage assessments. Many of our contracts permit the customer to terminate the contract at will and do not specify the compensation, if any, that we would be entitled to were such a termination to occur. In fiscal 2004, 2003 and 2002, we paid or incurred liquidated damages (with respect to our contracts) of $5.2 million, $4.6 million and $1.4 million, respectively.

Litigation

Brazilian Legal Proceedings

The CEF Contract Proceedings

Background. In September 1993, we purchased 41.5% of the voting common and non-voting preferred stock of Racimec Informatica Brasileira S.A. ("Racimec"), a Brazilian company engaged in the lottery business and the predecessor of our present Brazilian subsidiary, GTECH Brasil Ltda. In January 1996, we purchased the remaining voting common stock, and 37.7% of the non-voting preferred stock, of Racimec. Subsequent to January 1996, Racimec's accounts were consolidated with our own. In December 1997, we purchased the remaining non-voting preferred stock of Racimec. Racimec was reorganized in December 1998, and was eventually renamed GTECH Brasil Ltda. ("GTECH Brazil").

In January 1997, Caixa Economica Federal ("CEF"), the Brazilian bank and operator of Brazil's National Lottery, and Racimec entered into a four-year contract pursuant to which Racimec agreed to provide online lottery services and technology to CEF (the "1997 Contract"). This award was made by CEF with respect to a competitive bid that CEF had issued in 1994. Online lottery sales by Brazil's National Lottery commenced in May 1997.

In May 2000, CEF and GTECH Brazil terminated the 1997 Contract and entered into a new agreement obliging GTECH Brazil to provide lottery goods and services and additional financial transaction services (including bill and tax payment, social security contribution and traditional banking transaction services) to CEF for a contract term that, as subsequently extended, was scheduled to expire in April 2003 (the "2000 Contract"). In April 2003, GTECH Brazil entered into an agreement with CEF (the "2003 Contract Extension") pursuant to which: (a) the term of the 2000 Contract was extended through May 2005, with CEF having the right to elect upon prior notice to terminate the 2000 Contract early at any time after December 2004, and (b) fees payable to GTECH Brazil under the 2000 Contract were reduced by 15%.

As part of sworn testimony before the Brazilian Congress, in April 2004 CEF's President indicated that it is his intent to enter into negotiations with GTECH Brazil to accommodate an as-of-yet undisclosed procurement process, pursuant to which he would seek to negotiate certain concessions from GTECH Brazil relating to pending court actions respecting CEF procurement matters, and CEF would agree to extend the 2000 Contract beyond its current term. See -- "CEF Procurement," below. In addition, CEF and GTECH Brazil continue to work closely. For example, CEF recently notified us that GTECH Brazil has been pre-qualified for an upcoming bid to provide services and equipment for the Caixa Aqui, a correspondent banking system comprised of free-standing kiosks operated by CEF. GTECH Brazil and pre-qualified companies have been invited to present proposals to CEF regarding the expansion of the service offering and network territory of Caixa Aqui.

Revenues from the 2000 Contract accounted for approximately 9.7% of our total revenues for fiscal 2004, making CEF our largest customer for fiscal 2004 based on revenues.

Criminal Allegations Against Certain Employees. In late March 2004, federal attorneys with Brazil's Public Ministry (the "Public Ministry Attorneys") recommended that criminal charges be brought against nine individuals, including four senior officers of CEF; Antonio Carlos Rocha, the former Senior Vice President of GTECH Holdings Corporation and President of GTECH Brazil; and Marcelo Rovai, GTECH Brazil's marketing director. No other present or former employee of the Company has been implicated by the Public Ministry Attorneys, and under Brazilian law (which provides that criminal charges may not be brought against corporations and other entities), we cannot be subject to criminal charges in connection with this matter. We understand that Messrs. Rocha and Rovai will likely be charged with offering an improper inducement in connection with the negotiation of the 2003 Contract Extension. We further understand that Messrs. Rocha and Rovai will likely be charged with effectively co-authoring or aiding and abetting certain allegedly fraudulent or inappropriate management practices of the CEF management who agreed to enter into the 2003 Contract Extension. An investigation is being conducted on our behalf to ascertain the facts regarding this matter. The Company has encouraged Messrs. Rocha and Rovai to cooperate fully with the Brazilian authorities investigating this matter. In addition, the United States Securities and Exchange Commission has made an informal inquiry as to this matter, and we are cooperating fully with this inquiry. Brazilian news accounts have quoted CEF's President as denying that there had been any external pressure applied in connection with the negotiation of the 2003 CEF Contract Extension.

In light of the fact that our reputation for integrity is an important factor in our business dealings with lottery and other governmental agencies, an allegation or finding of improper conduct that is attributable to us could have a material adverse effect on our business, both within Brazil and elsewhere, including our ability to retain existing contracts or to obtain new or renewal contracts. In addition, continuing adverse publicity resulting from these likely charges and any resulting, or related, legal proceedings could have a material adverse effect on our reputation and business. Because these proceedings are in their initial stages, it is impossible for us to assess their merits, or to provide an estimate of losses likely to be incurred in connection with these proceedings, or their financial statement impact, if any.

Civil Action by the Public Ministry Attorneys. We recently have learned through a press release issued by the Public Ministry Attorneys that a civil action has been initiated by the Public Ministry Attorneys in the Federal Court of Brasilia against GTECH Brazil; 17 former officers and employees of CEF; the former president of Racimec; Antonio Carlos Rocha, the former Senior Vice President of GTECH Holdings Corporation and President of GTECH Brazil, and Marcos Andrade, another former officer of GTECH Brazil. The focus of the purported civil action is the contractual relationship between CEF, GTECH Brazil and GTECH Brazil's predecessor company, Racimec, for the period from 1994 to 2002, the year before the current government took over the administration of CEF. We understand that this civil action will allege that the defendants acted illegally in entering into and performing the 1997 Contract and the 2000 Contract. It is reported that this civil action seeks to invalidate the 2000 Contract (which, as extended, is still in force) as well as to impose penalties equal to the sum of all amounts paid to us under the 1997 Contract and the 2000 Contract from January 1997 to present, which we estimate to be approximately US$650 million at current exchange rates, plus certain other permitted amounts, minus our proven investment costs. As of this filing, we have not been served with notice of this civil action, nor is it available as a public record. We expect to mount a vigorous challenge to the far-reaching claims reported to be part of this lawsuit.

Popular Claim. In February 2004, Vincius Bijos, a Brazilian, commenced a public class action lawsuit in Brazil's Brasilia District Court of the Federal District against the Brazilian Federal government; CEF; several former and current officers of CEF; the former president of Racimec; and GTECH Brazil, seeking, among the relief requested of the Court, a preliminary injunction prohibiting CEF from making further payments to GTECH Brazil under the 2000 Contract, and an order that would terminate the 2000 Contract and require the defendants, jointly and severally, to refund amounts received by GTECH Brazil under the 1997 Contract and the 2000 Contract, together with interest, appropriate monetary adjustments, court costs and expenses. This public class action lawsuit bases its claims upon numerous alleged defects and irregularities, which the suit asserts violate Brazilian law, in the 1997 Contract and the 2000 Contract, and the manner in which the procurement processes that gave rise to the awards of these contracts were organized and administered. Among its claims, this lawsuit asserts that CEF's procurement and contracting process unlawfully restricted competition and gave preference to a non-Brazilian vendor over potential Brazilian vendors, and that GTECH Brazil unlawfully abused its competitive position in respect to these procurements and the related contracting processes. We intend to mount a vigorous challenge to the far-reaching claims that make up this lawsuit. We note that Public Ministry Attorneys have filed an opinion with the federal court disagreeing with the request that an injunction enjoining payments from CEF to GTECH Brazil be entered and requesting that this suit be consolidated with the Public Ministry Attorneys' civil action described above.

TCU Audit. As previously reported, on June 5, 2003, the Federal Court of Accounts ("TCU"), the court charged with auditing agencies of the Brazilian federal government and its subdivisions, summoned us, together with several current and former employees of the CEF to appear before TCU's Brasilia court. The summons required the defendants to show cause why they should not be required to jointly pay a base amount determined by the TCU to be due of R$91,974,625.10, duly indexed for inflation and interest as of May 26, 2000 (Decision No. 692/2003). We estimate that this claim, in aggregate, is for the local currency equivalent of approximately US$61.3 million at current exchange rates. The allegations underlying this summons are set forth in a report (the "Audit Report") issued by the TCU in May 2003 respecting an audit conducted by the TCU of the 1997 Contract.

The central allegation of the Audit Report is that under the 1997 Contract we were accorded certain payment increases, and we contracted to supply to CEF certain services, that were not contemplated by the procurement process respecting the 1997 Contract and that are not otherwise permitted under applicable Brazilian law. The Audit Report alleges that as a result of this, CEF overpaid us under the 1997 Contract for the period commencing in January 1997 through May 26, 2000, and that we are liable with respect to such alleged overpayments as specified above. The Audit Report further determines that TCU shall audit the 2000 Contract and any other contract between us and CEF in effect after May 26, 2000 respecting the provision by us of lottery services. Moreover, the Audit Report states that the TCU will refer the Audit Report to, among others, the Public Ministry Attorneys and the Brazil Federal Police (who, we have been advised, are conducting an investigation of CEF's public procurement activities in general). See – "Criminal Allegations Against Certain Employees" and "Civil Action by Public Ministry Attorney," above. The Audit Report does not allege that we have acted improperly.

In November 2003, we presented our defense to the claims and determination of the TCU that CEF overpaid us. We plan to continue to vigorously defend ourselves against the allegations made by TCU in the Audit Report and the proceedings initiated by the TCU with respect thereto. While we believe that we have good defenses to the claims and determination of the TCU, it is impossible at this time for us to predict the outcome of the TCU proceedings, or provide an estimate of losses likely to be incurred in connection with the resolution of this matter, or its financial statement impact, if any.

CEF Procurement. As previously reported, we are involved in legal proceedings with CEF respecting the CEF's plans for the operation of the National Lottery after expiration of the 2000 Contract, as extended. These legal proceedings began in June 2002, at which time CEF held a public hearing to reveal that it plans, upon the termination of the 2000 Contract, to directly acquire all terminals and certain related goods and services, to lease or to otherwise directly acquire all necessary telecommunications equipment and services, and to itself perform all necessary data processing services. In June 2002, we filed before the 17th Federal Lower Court of Brasilia, a lawsuit captioned "Atentadeo", in which we allege that CEF's proposed procurement process violates said Court's judgment obtained by us in March 2001, pursuant to which, in the context of a prior Request For Proposals proposed by CEF in 2000, we had obtained a writ permitting us to submit an integrated bid for all goods and services to be required under the successor to the 2000 Contract.

In June 2003, after a series of rulings by various Brazilian courts, the Federal Higher Court of Brasilia issued a decision permitting CEF to obtain goods and services necessary to operate the National Lottery after the termination of the 2000 Contract by publishing four separate Requests For Proposals (the "Four RFP Procurement").

While legal proceedings continue, we believe that the June 2003 decision indicates that we are unlikely ultimately to prevail in our challenge to CEF's plans for a procurement process contemplating multiple vendors supplying lottery goods and services to CEF after termination of the 2000 Contract in May 2005, or earlier as described above. If CEF proceeds with the Four RFP Procurement, or a similar plan involving multiple Requests For Proposal, and we are ultimately unsuccessful in our efforts to be allowed to submit a single integrated bid for all goods and services required under the successor to the 2000 Contract, it is likely that our revenues with respect to any successor contract awarded to us by CEF will be materially less than revenues earned by us under the 2000 Contract. Moreover, while we will be the incumbent vendor with respect to this procurement by CEF, there can be no assurance that we will be selected by CEF to supply goods and services after termination of the 2000 Contract.

CEF's President recently indicated that in order to accommodate an as-of-yet undisclosed procurement process, it is his intent to seek to negotiate: (a) certain concessions from GTECH Brazil relating to pending court actions respecting CEF procurement matters, and (b) an extension of the term of the 2000 Contract. See "Background" above.

Serlopar Suit

As previously reported, in April 2002 Serlopar, the lottery authority for the Brazilian state of Parana, sued our subsidiaries Dreamport Brasil Ltda. and GTECH Brasil Ltda. in the 2nd Public Finance Court of the City of Curitiba, State of Parana, under an agreement dated July 31, 1997, as amended (the "VLT Agreement"). Pursuant to the VLT Agreement, we agreed to install and operate video lottery terminals ("VLTs") in Parana. Serlopar alleges in its suit that we installed only 450 of the 1,000 VLTs that we were allegedly obliged to install, and that we were overpaid, and failed to reimburse Serlopar certain amounts alleged to be due to Serlopar, under the VLT Agreement. Serlopar seeks payment from us of approximately US$28 million (at current foreign exchange rates) with respect to these claims, together with unspecified amounts alleged to be due from the defendants with respect to general losses and damages (including loss of revenues) and court costs and legal fees. We believe we have good defenses to the claims made by Serlopar in this lawsuit, and we intend to continue to defend ourselves vigorously in these proceedings. We believe that the outcome of this suit will not have a material impact on our financial statements or business.

Other Legal Proceedings

Shareholder Class Action Suit

As previously reported, we, together with William Y. O'Connor, our former Chairman and Chief Executive Officer, Steven P. Nowick, our former President and Chief Operating Officer, and W. Bruce Turner, our former Chairman and current President and Chief Executive Officer, were named as defendants in a shareholder class action suit captioned Sandra Kafenbaum and Steven Schulman, individually and on behalf of all others similarly situated v. GTECH Holdings Corporation, et. al., which suit was filed in the U.S. District Court of Rhode Island in August 2000 and subsequently amended in February 2001. As amended, the complaint filed in the case generally alleges that with respect to various announcements made between July 13, 1998 and August 29, 2000, we and the other defendants violated federal securities laws (including Section 10(b) of the Securities Exchange Act of 1934) by making allegedly false and misleading statements (including statements alleged to be overly optimistic respecting certain lottery contract awards to us and respecting our prospects in certain non-lottery business lines and investments), while failing to disclose in a timely manner certain allegedly material adverse information that we purportedly had a duty to disclose (including an alleged inability to close certain contract awards and as to certain alleged cost overruns). The complaint seeks to recover monetary compensation for all damages sustained as a result of defendants' alleged wrongdoing in an amount to be determined at trial (including pre-judgment and post-judgment interest thereon), costs and expenses incurred in connection with the suit (including counsel fees and expert fees) and such other and further relief as the court may deem just and proper. In April 2001, we and the other defendants moved to dismiss the complaint on the grounds that the allegations made in the complaint are unsupported by fact and fail, in any event, to state a cause of action under the federal securities laws. Oral argument for our motion to dismiss was held in October 2001. In September 2002, the Court ruled on our motion, granting the motion to dismiss as to certain of our statements, but denying the motion to dismiss as to certain other of our statements cited in the complaint. The Court also granted our motion to dismiss plaintiff's claim against Mr. Turner, holding that there are no actionable statements attributable to him. We believe that we have good defenses to the claims made in this lawsuit. Nevertheless, at the present time we are unable to predict the outcome of this lawsuit or provide an estimate of losses likely to be incurred in connection with this matter or its financial statement impact, if any.

Cohen Suit

As previously reported, on August 7, 2002 we terminated without cause the employment of Howard S. Cohen, our former President and Chief Executive Officer. In March 2003, Mr. Cohen attempted to exercise options granted by us in April 2002 to purchase 450,000 shares of our Common Stock at a per-share exercise price of $23.30. The non-qualified stock option agreement entered into between Mr. Cohen and us respecting the April 2002 grant of options provides by its terms that, in the event that Mr. Cohen's employment was terminated without cause, options remaining exercisable must be exercised within six months from the date of termination (i.e., by February 7, 2003). Because Mr. Cohen had failed to exercise his April 2002 options within the term provided in the applicable stock option agreement, we did not permit Mr. Cohen to exercise these options. In May 2003, Mr. Cohen filed suit in Rhode Island Superior Court against us and the attorneys who had advised him in connection with the negotiation of his severance agreement, respecting his attempt to exercise the April 2002 stock options. The suit, captioned Howard S. Cohen v. GTECH Corporation, GTECH Holdings Corporation, Michael J. Tuchman, Levenfeld Pearlstein, Charlene F. Marant and Marant Enterprises Holdings LLC, alleges that: (i) we breached our agreements with Mr. Cohen in failing to allow him to exercise his April 2002 options; (ii) through fraud by us, or the mutual mistake of the parties, the April 2002 option grant does not reflect the intent of the parties, and (iii) we had a duty to advise Mr. Cohen of his mistaken belief (if such it was) as to the exercise term of the April 2002 options, and failed to so advise Mr. Cohen. Mr. Cohen also alleges that his attorneys had failed in their duty of care in misadvising him as to the correct period during which he could exercise his options, and, in addition, had practiced law in Rhode Island without a license in violation of applicable Rhode Island law. Mr. Cohen seeks damages against us and the other defendants in an amount of not less than $4.0 million, plus interest, costs and reasonable attorneys fees. With respect to us, he also seeks an order reforming the terms of the April 2002 option grant to reflect the alleged intent of the parties with respect to the post-termination exercise term, and other equitable relief. Mr. Cohen also asks for a declaratory judgment construing our 2000 Omnibus Stock Option and Long Term Incentive Plan and Mr. Cohen's employment and severance agreements, as to the relevant option exercise period. We believe that we have good defenses to the claims made by Mr. Cohen in this lawsuit and we intend to vigorously defend ourselves in these proceedings. Nevertheless, at the present time we are unable to predict the outcome of this lawsuit.

We also are subject to certain other legal proceedings and claims which management believes, on the basis of information presently available to it, will not materially adversely affect our consolidated financial position or results of operations.

NOTE 14 – GUARANTEES AND INDEMNIFICATIONS

Performance and Other Bonds

In connection with certain contracts and procurements, we have been required to deliver performance bonds for the benefit of our customers and bid and litigation bonds for the benefit of potential customers, respectively. These bonds give the beneficiary the right to obtain payment and/or performance from the issuer of the bond if the events set forth in the bond occur. In the case of performance bonds, which generally have a term of one year, such events include our failure to perform our obligations under the applicable contract. To obtain these bonds, we are required to indemnify the issuers against the costs they incur if a beneficiary exercises its rights under a bond. Historically, our customers have not exercised their rights under these bonds and we do not currently anticipate that they will do so. The following table provides information related to potential commitments at February 28, 2004 (in thousands):

	Total potential commitments
Performance bonds	$ 215,908
Litigation bonds	8,545
Financial guarantees	6,941
All other bonds	2,158
	$ 233,552

Lottery Technology Services Investment Corporation

We have a 44% interest in Lottery Technology Services Investment Corporation ("LTSIC"), which we account for using the equity method of accounting. LTSIC's wholly owned subsidiary, Lottery Technology Services Corporation ("LTSC"), provides equipment and services (which we supplied to LTSC), to the Bank of Taipei. The Bank of Taipei holds the license to operate the Taiwan Public Welfare Lottery. (See Note 22.)

In order to assist LTSC with the financing they required to enable them to perform under their obligation to operate the Taiwan Public Welfare Lottery on behalf of the Bank of Taipei, at February 28, 2004 and February 22, 2003, we guaranteed $4.6 million and $4.4 million, respectively, principal amount of loans made by an unrelated commercial lender to LTSC. The loans have a maturity date of March 2007 and our guarantee expires in July 2007. We did not receive any consideration in exchange for our guarantees on behalf of LTSC. Rather, these guarantees were issued in connection with the formation of LTSC and LTSIC.

We are recognizing 56% of our product sales to, and service revenue from, LTSC. The remaining 44% of product sales (and related cost) and service revenue, has been deferred as a result of our equity interest in LTSIC and related guarantee of LTSC's debt, respectively, and is included in Deferred Revenue and Advance Billings and Other Liabilities in our Consolidated Balance Sheets at February 28, 2004 and February 22, 2003. Product sale deferrals are being recognized ratably over the life of our contract with LTSC and service revenue deferrals are being recognized as the guaranteed debt is repaid. At February 28, 2004, deferred product gross profit and deferred service revenue totaled $3.4 million and $7.3 million, respectively.

Times Squared Incorporated
We guaranteed outstanding lease obligations of Times Squared Incorporated ("Times Squared") for which we received no monetary consideration. The amount outstanding under the lease at February 28, 2004 and February 22, 2003, was $2.3 million and $2.5 million, respectively. Our guarantee expires in December 2013. Times Squared is a nonprofit corporation established to provide, among other things, secondary and high school level educational programs. Times Squared operates a Charter School for Engineering, Mathematics, Science and Technology in Providence, Rhode Island that serves inner city children who aspire to careers in the sciences and technology.

Lottery Technology Enterprises
We have a 1% interest in Lottery Technology Enterprises ("LTE"), a joint venture between us and District Enterprise for Lottery Technology Applications of Washington, D.C. The joint venture agreement terminates on December 31, 2012. LTE holds a 10-year contract (which expires in November 2009) with the District of Columbia Lottery and Charitable Games Control Board. Under Washington, D.C. law, by virtue of our 1% interest in LTE, we are jointly and severally liable, with the other partner, for the acts of the joint venture.

Delaware LLC
We have a 50% interest in Gaming Entertainment (Delaware) L.L.C. ("GED"). GED is also owned 50% by a subsidiary of Full House Resorts, Inc. ("FHRI"). Pursuant to a 1995 management agreement ("Agreement"), GED manages a racino for Harrington Raceway, Inc. ("Harrington") and in return receives a percentage of gross revenues and operating profits as defined in the Agreement. Along with FHRI, we guarantee the payment of all amounts due Harrington under the Agreement. Our guarantee expires on February 1, 2012 or upon expiration of the Delaware Horse Racing Redevelopment Act. The consideration we receive in exchange for the guarantee are the equity earnings from our ownership in GED. Refer to Note 25 for additional information.

NOTE 15 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of, and changes in, other comprehensive loss are as follows:

	Foreign Currency Translation	Net Gain (loss) on Derivative Instruments	Unrealized Gain (loss) on Investments	Total
		(Dollars in thousands)		
Balance at February 24, 2001	$ (85,917)	$ (27)	$ 92	$ (85,852)
Changes during the year, net of tax	(15,122)	201	(42)	(14,963)
Balance at February 23, 2002	(101,039)	174	50	(100,815)
Changes during the year, net of tax	5,344	91	(108)	5,327
Balance at February 22, 2003	(95,695)	265	(58)	(95,488)
Changes during the year, net of tax	26,418	(1,423)	(15)	24,980
Balance at February 28, 2004	$ (69,277)	$ (1,158)	$ (73)	$ (70,508)

Foreign currency translation of ($69.3) million at February 28, 2004 is primarily associated with our subsidiaries in Brazil. In April 2003, we entered into an agreement with Caixa Economica Federal ("CEF"), the operator of Brazil's National Lottery and our largest customer in fiscal 2004, pursuant to which the term of our contract with CEF, which had been scheduled to expire in April 2004, was extended for 25 months from April 2003 (with CEF having the right to elect upon prior notice to terminate the contract early at any time after 20 months), and fees payable under our contract were reduced by 15%. (See Note 13.)

The ($1.2) million of net losses on derivative instruments is expected to be reclassified to earnings in the next 12 months as the underlying transactions occur.

NOTE 16 – CONSOLIDATION OF WEST GREENWICH TECHNOLOGY ASSOCIATES, L.P.

We have a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns our world headquarters facilities and leases them to us. The general partner of the Partnership is an unrelated third party. Prior to the third quarter of fiscal 2004, we accounted for the Partnership using the equity method of accounting. Beginning in the third quarter of fiscal 2004, we consolidated the Partnership in accordance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," which requires the consolidation of a variable interest entity (as defined) by its primary beneficiary. As a result, we recorded our world headquarters facilities owned by the Partnership as an asset and the Partnership's loan as a liability in our consolidated financial statements. The adoption of this interpretation increased balance sheet assets and liabilities by $30.0 million and $26.7 million, respectively, and resulted in a one-time, non-cash, after-tax gain of $3.3 million. The pre-tax gain of $5.3 million is recorded in Other Income (Expense) in our Consolidated Income Statements and not as a cumulative-effect adjustment because the gain is not material to our consolidated financial statements. Refer to Note 11 for detailed disclosures on the Partnership's loan.

NOTE 17 – STOCK-BASED COMPENSATION PLANS

We have various stock-based compensation plans whereby nonemployee members of our Board of Directors, officers and other key employees may receive grants of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance awards. We are authorized to grant up to 14,400,000 shares of common stock under these plans and, at February 28, 2004, grants of 8,958,100 nonqualified stock options and 1,473,000 shares of restricted stock had been made.

The stock options granted under these plans are to purchase our common stock at a price not less than fair market value at the date of grant. Stock options generally become exercisable ratably over a four-year period from the date of grant and expire 10 years after the date of grant (unless an earlier expiration date is set at the time of grant) and are subject to possible earlier exercise and termination in certain circumstances.

We apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for our plans. We have adopted the disclosure-only provisions of SFAS 148, an amendment of SFAS 123. Therefore, no compensation cost has been recognized for stock option grants under the plans because the exercise price of all options granted was equal to 100% of the fair market value of our common stock on the respective date of each grant.

A summary of stock option activity under the plans is as follows:

	Fiscal Year Ended					
	February 28, 2004		February 22, 2003		February 23, 2002	
	Shares under Options	Weighted Average Exercise Price	Shares under Options	Weighted Average Exercise Price	Shares under Options	Weighted Average Exercise Price
Outstanding at beginning of year	5,351,926	$ 16.64	5,210,376	$ 13.56	6,588,750	$ 12.94
Granted	1,085,450	34.20	2,212,000	22.83	2,582,000	15.06
Exercised	(1,629,676)	14.69	(1,278,450)	13.20	(3,342,774)	13.39
Forfeited	(469,750)	23.35	(792,000)	19.23	(617,600)	14.10
Outstanding at end of year	4,337,950	21.04	5,351,926	16.64	5,210,376	13.56
Exercisable at end of year	1,963,500	$ 17.20	2,550,426	$ 16.38	890,626	$ 14.00

Exercise prices for stock options outstanding under the plans as of February 28, 2004 are summarized as follows:

		Weighted Average			
Range of Exercise Prices	Options Outstanding	Remaining Contractual Life (Years)	Exercise Price	Options Exercisable	Weighted Average Exercise Price
$8.44 - $12.66	669,750	6.0	$ 10.25	453,500	$ 10.45
$13.39 - $19.36	1,638,250	7.3	15.69	959,500	16.05
$19.95 - $29.81	1,072,500	8.1	24.08	550,500	24.78
$33.40 - $48.76	942,450	9.1	33.95	–	–
$56.19 - $57.74	15,000	10.0	57.20	–	–
	4,337,950			1,963,500	

During fiscal 2004, 2003 and 2002, we awarded 264,000, 195,000 and 279,000 shares of restricted stock, respectively, to nonemployee members of our Board of Directors, officers and certain other key employees of our Company. Such shares had a weighted average fair value at the date of grant of $36, $23 and $16 per share, respectively. Recipients of restricted stock do not pay us any cash consideration for the shares. The fair value of the restricted stock award is being charged to expense over the vesting period. We recorded noncash charges to operations during fiscal 2004, 2003 and 2002 of $3.3 million, $3.3 million and $4.3 million, respectively, as compensation expense related to restricted stock.

In April 2003, our Board of Directors approved the Senior Staff Officer Stock Ownership Plan (the "Plan"), whereby Senior Staff Officers of our Company are required to maintain ownership of our common stock equivalent to a percentage of their base salary. By the end of fiscal 2008, our Chief Executive Officer will be required to attain ownership equal to two times his base salary, and all other Senior Staff Officers will be required to attain ownership equal to one times their base salary. In order to satisfy ownership requirements, the Plan participants must own and hold vested and unencumbered shares of our common stock.

NOTE 18 – EMPLOYEE STOCK PURCHASE PLAN

We maintain a Qualified Employee Stock Purchase Plan, which provides that eligible employees may purchase shares of our common stock, through regular payroll deductions, of up to 10% of their base earnings. Substantially all employees are eligible to participate in this plan, with the exception of those employees who are 5% or more shareholders in our Company. The purchase price is equal to 85% of the fair market value of the stock on the first or last trading day of the six-month offering period, whichever is lower. Employees may purchase shares having a fair market value of up to $25,000 per calendar year. All shares purchased must be retained for a period of one year. No compensation expense is recorded in connection with this plan. On July 25, 2003, this plan was modified by the Board of Directors to extend the expiration date of the plan to August 31, 2004 or the date the shares provided by the plan have been purchased. A total of 1,500,000 treasury shares were made available for purchase under this plan, of which 806,595 shares remain available for future purchase as of February 28, 2004.

NOTE 19 – EMPLOYEE BENEFITS

We have two defined contribution 401(k) retirement savings and profit sharing plans (the "Plans") covering substantially all employees in the United States and the Commonwealth of Puerto Rico. Under these Plans, an eligible employee may elect to defer receipt of a portion of base pay each year. We contribute this amount on the employee's behalf to the Plans and also make a matching contribution.

For periods prior to March 1, 2003, the employer matching contribution was equal to 100% on the first 3% and 50% on the next 2% that the employee elected to defer, up to a maximum matching contribution of 4% of the employee's base pay. Effective March 1, 2003, the matching contribution was changed to 100% on the first 3% that the employee elects to defer, up to a maximum matching contribution of 3% of the employee's base pay.

At our discretion, we may contribute additional amounts to the Plans on behalf of employees based upon our profits for a given fiscal year. To be eligible to receive a profit sharing contribution, a participant must be in the employ of the Company on December 31 and the last day of the fiscal year for which the contribution is made. For this purpose only, an individual who is receiving salary continuance payments on the last day of the fiscal year for which the contribution is made is deemed to be in the employ of the company. Employees are 100% vested at all times in the amounts they defer and any earnings on their contributions and are fully vested in the Company's matching contributions, profit sharing and any earnings on these contributions on the first anniversary of their date of hire. Beginning in fiscal 2005, the Company will discontinue the payment of profit sharing contributions.

On September 18, 2003, we completed the acquisition of Interlott Technologies, Inc. ("Interlott"). Interlott had a defined contribution 401(k) retirement plan that was terminated as of December 31, 2003. As of January 1, 2004, the employees participating under the terminated plan became eligible for the Plans summarized above.

Benefits under the Plans will generally be paid to participants upon retirement or in certain other limited circumstances. In fiscal 2004, 2003 and 2002, we recorded expense under these Plans of $7.1 million, $9.0 million and $7.3 million, respectively.

We have a defined contribution Supplemental Retirement Plan that provides additional retirement benefits to certain key employees. At our discretion, we may contribute additional amounts to this plan on behalf of such key employees equal to the percentage of profit sharing contributions contributed to the Plan for the calendar year multiplied by the key employees' compensation (as defined by the Plan) for such year. In fiscal 2004, 2003 and 2002, we recorded expense under this plan of $0.2 million, $0.6 million and $0.3 million, respectively. Beginning in fiscal 2005, the Company will discontinue the payment of supplemental retirement benefits.

NOTE 20 – EARNINGS PER SHARE

The following table shows the computation of basic and diluted earnings per share:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
	(Dollars and shares in thousands, except per share amounts)		
Numerator:			
Net income (Numerator for basic earnings per share)	$ 183,200	$ 142,021	$ 68,026
Effect of dilutive securities:			
Interest expense on 1.75% Convertible Debentures, net of tax	1,736	–	–
Numerator for diluted earnings per share	$ 184,936	$ 142,021	$ 68,026
Denominator:			
Denominator for basic earnings per share-weighted average shares	58,232	57,081	58,998
Effect of dilutive securities:			
1.75% Convertible Debentures	5,195	–	–
Employee stock options	1,579	1,219	1,040
Unvested restricted and stock bonus discount shares	138	91	280
Dilutive potential common shares	6,912	1,310	1,320
Denominator for diluted earnings per share-adjusted weighted-average shares and assumed conversions	65,144	58,391	60,318
Basic earnings per share	$ 3.15	$ 2.49	$ 1.15
Diluted earnings per share	$ 2.84	$ 2.43	$ 1.13

Our 1.75% Convertible Debentures ("Debentures") are convertible at the option of the holder into shares of our common stock at an initial conversion rate of 36.3636 shares of common stock per $1,000 principal amount of Debentures, which is equivalent to an initial conversion price of approximately $27.50 per share. The Debentures become convertible when, among other circumstances, the closing price of our common stock is more than 120% of the conversion price (approximately $33 per share) for at least 20 out of 30 consecutive trading days prior to the date of surrender for conversion. There are a total of 6.4 million shares issuable upon the conversion of the Debentures.

During fiscal 2004, the Debentures were convertible for 209 out of 256 trading days and approximately 5.2 million shares were included in the computation of diluted earnings per share. For fiscal 2003 and 2002, none of the 6.4 million shares were included in the computation of diluted earnings per share because, in accordance with their terms, the Debentures had not yet become convertible.

Included in stock options outstanding are options to purchase 246,000, 569,000 and 652,000 shares of common stock at February 28, 2004, February 22, 2003 and February 23, 2002, respectively, that were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares (the effect would be anti-dilutive).

NOTE 21 – INCOME TAXES

Income before income taxes is based on the geographical contract source of income and consists of the following:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
		(Dollars in thousands)	
United States	$ 37,355	$ 34,506	$ (33,072)
Foreign	253,439	194,560	142,792
	$ 290,794	$ 229,066	$ 109,720

Significant components of the provision for income taxes were as follows:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
		(Dollars in thousands)	
Current:			
Federal	$ (4,145)	$ 45,787	$ 884
State	5,877	4,905	2,132
Foreign	46,405	37,920	40,853
Total Current	48,137	88,612	43,869
Deferred:			
Federal	$ 58,510	$ 3,499	$ 4,072
State	3,049	398	474
Foreign	(2,102)	(5,464)	(6,721)
Total Deferred	59,457	(1,567)	(2,175)
Total Provision	$ 107,594	$ 87,045	$ 41,694

The tax effects of temporary differences and carryforwards that give rise to deferred tax assets and liabilities consist of the following:

	February 28, 2004	February 22, 2003
	(Dollars in thousands)	
Deferred tax assets:		
Accruals not currently deductible for tax purposes	$ 24,681	$ 27,900
Interest rate swap gain	3,955	698
Inventory reserves	5,949	6,324
Cash collected in excess of revenue recognized	8,846	4,331
Depreciation	7,543	–
Other	10,380	10,659
	61,354	49,912
Deferred tax liabilities:		
Depreciation	(71,339)	(8,273)
Contingent interest on convertible debt	(7,310)	(3,462)
Basis in partnership interest	(4,343)	(2,443)
Other	(5,685)	(2,058)
	(88,677)	(16,236)
Net deferred tax assets (liabilities)	$ (27,323)	$ 33,676

Undistributed earnings of foreign subsidiaries, excluding accumulated net earnings of foreign subsidiaries that, if remitted, would result in minimal or no additional tax because of the availability of foreign tax credits, amounted to $41.4 million at February 28, 2004. These earnings reflect full provision for foreign income taxes and are intended to be indefinitely reinvested in foreign operations. United States taxes that would be payable upon the remittance of these earnings are estimated to be $6.4 million.

The effective income tax rate on income before income taxes differed from the statutory federal income tax rate for the following reasons:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
Federal income tax using statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	2.0	1.5	1.5
Goodwill	–	–	1.4
Nondeductible expenses	0.4	0.5	0.9
Tax credits	(0.3)	(0.7)	(1.2)
Other	(0.1)	1.7	0.4
	37.0%	38.0%	38.0%

NOTE 22 – TRANSACTIONS WITH RELATED PARTIES

Receivables from related parties, which are included in Trade Accounts Receivable in our Consolidated Balance Sheets are as follows:

	February 28, 2004	February 22, 2003
	(Dollars in thousands)	
Lottery Technology Services Corporation	$ 2,699	$ 9,590
Uthingo Management Proprietary Limited	2,827	3,557
Lottery Technology Enterprises	462	913
	$ 5,988	$ 14,060

Lottery Technology Services Corporation

We have a 44% interest in Lottery Technology Services Investment Corporation ("LTSIC"), which we account for using the equity method of accounting. LTSIC's wholly owned subsidiary, Lottery Technology Services Corporation ("LTSC"), provides equipment and services (which we supplied to LTSC), to the Bank of Taipei. The Bank of Taipei holds the license to operate the Taiwan Public Welfare Lottery.

In order to assist LTSC with the financing they required to enable them to perform under their obligation to operate the Taiwan Public Welfare Lottery on behalf of the Bank of Taipei, at February 28, 2004 and February 22, 2003, we guaranteed $4.6 million and $4.4 million, respectively, principal amount of loans made by an unrelated commercial lender to LTSC. The loans have a maturity date of March 2007 and our guarantee expires in July 2007. We did not receive any consideration in exchange for our guarantees on behalf of LTSC. Rather, these guarantees were issued in connection with the formation of LTSC and LTSIC.

Sales of products to, and service revenues from, LTSC were $27.8 million, $8.5 million and $16.9 million in fiscal 2004, 2003 and 2002 respectively. We are recognizing 56% of our product sales to, and service revenue from, LTSC. The remaining 44% of product sales (and related cost) and service revenue, has been deferred as a result of our equity interest in LTSIC and related guarantee of LTSC's debt, respectively, and is included in Deferred Revenue and Advance Billings and Other Liabilities in our Consolidated Balance Sheets at February 28, 2004 and February 22, 2003. Product sale deferrals are being recognized ratably over the life of our contract with LTSC and service revenue deferrals are being recognized as the guaranteed debt is repaid.

Uthingo Management Proprietary Limited

We have a 10% interest in Uthingo Management Proprietary Limited ("Uthingo"), which is accounted for using the equity method. Uthingo is a corporate joint venture that holds the license to operate the South African National Lottery. Sales of products to, and service revenues from, Uthingo were $19.8 million, $18.0 million and $16.3 million in fiscal 2004, 2003 and 2002, respectively.

Lottery Technology Enterprises

We have a 1% interest in Lottery Technology Enterprises ("LTE"), a joint venture between us and District Enterprise for Lottery Technology Applications of Washington, D.C. LTE holds a 10-year contract (which expires in November 2009) with the District of Columbia Lottery and Charitable Games Control Board. Service revenues from LTE were $3.4 million, $3.0 million and $3.0 million in fiscal 2004, 2003 and 2002, respectively.

Full House Resorts, Inc.

Prior to February 24, 2001, we held a 50% interest in each of four joint ventures with Full House Resorts, Inc. ("Full House"). The joint ventures were engaged in the financing and development of Native American and other casino gaming ventures. During fiscal 2002, we sold our interest in three of the four joint ventures for cash consideration of $1.8 million, which approximated carrying value. At February 23, 2002, we held a promissory note ("Note") issued by Full House with an outstanding principal balance of $2.4 million. During fiscal 2003, the Note was paid in full. Interest on the Note was payable monthly at the prime rate. Refer to Note 25 for additional information.

West Greenwich Technology Associates, L.P.

We have a 50% limited partnership interest in West Greenwich Technology Associates, L.P. (the "Partnership"), which owns our World Headquarters facilities and leases them to us. The general partner of the Partnership is an unrelated third party. Prior to the third quarter of fiscal 2004, we accounted for the Partnership using the equity method of accounting. Beginning in the third quarter of fiscal 2004, we consolidated the Partnership in accordance with Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," which requires consolidation of a variable interest entity (as defined) by its primary beneficiary. As a result, we recorded our world headquarters facilities owned by the Partnership as an asset and the Partnership's loan as a liability in our consolidated financial statements. The adoption of this interpretation increased balance sheet assets and liabilities by $30.0 million and $26.7 million, respectively, and resulted in a one-time, non-cash, after-tax gain of $3.3 million. The pre-tax gain of $5.3 million is recorded in Other Income (Expense) in our Consolidated Income Statements and not as a cumulative-effect adjustment because the gain is not material to our consolidated financial statements.

In December 2001, the Partnership refinanced its outstanding mortgage on favorable terms and an unrelated third party became the new general partner of the Partnership, replacing the prior general partners. The Partnership incurred an expense on extinguishment of debt in the amount of $5.4 million in connection with the repayment of the existing mortgage, which was allocated to us and is included in Other Income (Expense) in our Consolidated Income Statements. In connection with the refinancing, the existing lease was amended to shorten its term and reduce the current lease payments. The Partnership has classified the lease as an operating lease in accordance with Financial Accounting Standards Board Statement 13, "Accounting for Leases." We recorded rent expense related to the lease of $0.5 million and $2.4 million in fiscal 2003 and 2002, respectively, which is included in Selling, General and Administrative expense in our Consolidated Income Statements.

Aitken Spence GTECH Private Limited
We have a 50% interest in Aitken Spence GTECH Private Limited Co. ("ASG"), which is accounted for using the equity method. ASG is a corporate joint venture that will aid in the operation and management of the lottery in Sri Lanka. There were no sales of products to, or service revenues from, ASG during fiscal 2004 or 2003.

Loxley GTECH Private Limited
We have a 49% interest in Loxley GTECH Private Limited Co. ("LGT"), which is accounted for using the equity method. LGT is a corporate joint venture that will provide the on-line lottery system in Thailand. There were no sales of products to, or service revenues from, LGT during fiscal 2004 or 2003.

NOTE 23 – LEASES

We lease certain facilities, equipment and vehicles under noncancelable operating leases that expire at various dates through fiscal 2015. Certain of these leases have escalation clauses and renewal options. We are required to pay all maintenance costs, taxes and insurance premiums relating to our leased assets.

Future minimum lease payments for noncancelable operating leases with initial lease terms in excess of one year at February 28, 2004 were as follows (in thousands):

Fiscal Year	Amount
2005	$ 21,197
2006	16,949
2007	7,359
2008	4,635
2009	3,613
Thereafter	6,609
Total minimum lease payments	$ 60,362

Rental expense for operating leases was $27.9 million, $26.4 million and $33.2 million for fiscal 2004, 2003 and 2002, respectively.

NOTE 24 – BUSINESS SEGMENT AND GEOGRAPHIC DATA

We are a global technology services company providing software, networks and professional services that power high-performance solutions. We have a single operating and reportable business segment, the Transaction Processing segment, with our core market being the lottery industry. The accounting policies of the Transaction Processing segment are the same as those described in Note 1 – "Organization and Summary of Significant Accounting Policies." Management evaluates the performance of this segment based on operating income.

During the fourth quarter of fiscal 2003, we renamed the Lottery segment as the Transaction Processing segment, and have included our Transactive business unit in this segment because it provides transaction processing services.

The Company's geographic data is summarized below:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
		(Dollars in thousands)	
Revenues from external sources:			
United States	$ 531,776	$ 496,908	$ 493,624
Brazil	106,913	100,371	115,751
United Kingdom	85,595	54,824	126,403
Other foreign	327,046	326,687	273,923
	$ 1,051,330	$ 978,790	$ 1,009,701

Revenues are attributed to countries based on the location of the customer.

	Fiscal Year Ended					
	February 28, 2004		February 22, 2003		February 23, 2002	
			(Dollars in thousands)			
Systems, equipment and other assets relating to contracts, net:						
United States	$	482,118	$	298,732	$	224,323
Brazil		8,514		7,552		38,976
Other foreign		100,730		104,627		106,296
	$	591,362	$	410,911	$	369,595

For fiscal 2004, 2003 and 2002, the aggregate revenues from Caixa Economica Federal in Brazil represented 9.7%, 9.8% and 10.7% of our consolidated revenues, respectively. For fiscal 2002, the aggregate revenues from Camelot Group plc in the United Kingdom represented 11.3% of our consolidated revenues. No other customer accounted for more than 10% of consolidated revenues in those fiscal years.

NOTE 25 – SUBSEQUENT EVENTS

Sale of Investment

At February 28, 2004, we held a 50% interest in Gaming Entertainment (Delaware) L.L.C. ("GED"). GED manages a racino for Harrington Raceway, Inc. ("Harrington"). On April 9, 2004, we sold our 50% interest in GED to Harrington for approximately $12.0 million and recognized a gain of approximately $11.0 million.

Prepayment of Senior Notes

On April 13, 2004, we announced that GTECH will prepay on May 13, 2004, the remaining $90.0 million aggregate principal amount of its 7.87% Senior Notes due 2007. In connection with this prepayment, we expect to record net charges of approximately $1.0 million, principally comprised of tender premiums net of interest rate swaps which will be recorded in Other Income (Expense) in our Consolidated Income Statements.

Acquisitions

Spielo Manufacturing Incorporated

On April 30, 2004, we completed the acquisition of privately-held Spielo Manufacturing Incorporated ("Spielo"), a leading provider of video lottery terminals ("VLT's") and related products and services to the global gaming industry, for an all-cash purchase price of approximately $150 million. In addition, we paid Spielo shareholders approximately $7 million of a potential maximum earn-out amount of up to $35 million, which Spielo shareholders are entitled to receive in the 18 months following the closing, based upon Spielo achieving certain VLT installation objectives in New York. Approval of this transaction by our shareholders was not required.

Leeward Islands Lottery Holding Company Inc.

On May 5, 2004, we completed the acquisition of privately-held Leeward Islands Lottery Holding Company Inc., a lottery operating company headquartered on the Caribbean islands of Antigua and St. Croix, for an all-cash purchase price of approximately $40 million. Approval of this transaction by our shareholders was not required.

Brazil Legal Proceedings

In late March 2004, federal attorneys with Brazil's Public Ministry (the "Public Ministry Attorneys") recommended that criminal charges be brought against nine individuals, including four senior officers of Caixa Economica Federal ("CEF"), our customer and the operator of Brazil's National Lottery, and a former and a present employee of our Company. An investigation is being conducted on our behalf to ascertain the facts regarding this matter. The Company has encouraged our former and present employees to cooperate fully with the Brazilian authorities investigating this matter. In addition, the United States Securities and Exchange Commission has made an informal inquiry as to this matter, and we are cooperating with this inquiry. We recently have learned through a press release issued by the Public Ministry Attorneys that a civil action has been initiated by the Public Ministry Attorneys in the Federal Court of Brasilia against GTECH Brasil Ltd. ("GTECH Brazil"); 17 former officers and employees of CEF; the former president of Racimec Informatica Brasileira S.A. ("Racimec"), a Brazilian company engaged in the lottery business and the predecessor of GTECH Brazil; and two former officers of GTECH Brazil. The focus of the purported civil action is the contractual relationship between CEF, GTECH Brazil and Racimec for the period 1994 to 2002. Revenues from our lottery contract with CEF accounted for 9.7% of our total fiscal 2004 revenues, making CEF our largest customer in fiscal 2004 based upon annual revenues. Refer to Note 13 for detailed disclosures regarding these and other Brazil related legal matters.

NOTE 26 – SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information is summarized as follows:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
		(Dollars in thousands)	
Income taxes paid	$ 66,729	$ 76,944	$ 51,006
Interest paid, net of amounts capitalized	5,725	11,266	25,216
Income tax refunds	(1,995)	(1,901)	(1,057)

Non-cash investing and financing activities are excluded from the consolidated statement of cash flows. Non-cash activities are summarized as follows:

	Fiscal Year Ended		
	February 28, 2004	February 22, 2003	February 23, 2002
		(Dollars in thousands)	
Issuance of 717,565 shares of Holding common stock in connection with the acquisition of Interlott Technologies, Inc.	$ 30,834	$ –	$ –
Treasury shares issued under stock award plans	2,437	3,508	1,461

NOTE 27 – SUPPLEMENTAL GUARANTOR/NON-GUARANTOR FINANCIAL INFORMATION

On December 18, 2001, Holdings (the "Parent Company") issued, in a private placement, $175 million principal amount of 1.75% Convertible Debentures due December 15, 2021 (the "Debentures"). On October 9, 2003, the Parent Company issued, in a private placement, $250 million principal amount of 4.75% Senior Notes due October 15, 2010, all of which were subsequently exchanged for 4.75% Senior Notes due October 15, 2010 registered under the Securities Act of 1933 (the "Senior Notes"). The Debentures and Senior Notes are unsecured and unsubordinated obligations of the Parent Company that are jointly and severally, fully and unconditionally guaranteed by GTECH and two of its wholly owned subsidiaries: GTECH Rhode Island Corporation and GTECH Latin America Corporation (collectively with GTECH, the "Guarantor Subsidiaries"). Condensed consolidating financial information is presented below.

Selling, general and administrative costs and research and development costs are allocated to each subsidiary based on the ratio of the subsidiaries' combined service revenues and sales of products to consolidated revenues.

The Parent Company conducts business through its consolidated subsidiaries and unconsolidated affiliates and has, as its only material asset, an investment in GTECH. Equity in earnings of consolidated affiliates recorded by the Parent Company includes the Parent Company's share of the after-tax earnings of GTECH. Taxes payable and deferred income taxes are obligations of the subsidiaries. Income tax expense related to both current and deferred income taxes are allocated to each subsidiary based on our consolidated effective income tax rate

Condensed Consolidating Balance Sheets
February 28, 2004

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Assets					
Current Assets:					
Cash and cash equivalents	$ –	$ 68,956	$ 60,383	$ –	$ 129,339
Investment securities available-for-sale	–	221,850	–	–	221,850
Trade accounts receivable, net	–	75,590	43,312	–	118,902
Due from subsidiaries and affiliates	–	49,168	–	(49,168)	–
Sales-type lease receivables	–	3,967	3,738	–	7,705
Inventories	–	52,697	29,943	(5,856)	76,784
Deferred income taxes	–	30,254	4,142	–	34,396
Other current assets	–	5,481	18,945	–	24,426
Total Current Assets	–	507,963	160,463	(55,024)	613,402
Systems, Equipment and Other Assets Relating to Contracts, net	–	518,976	80,111	(7,725)	591,362
Investment in Subsidiaries and Affiliates	562,289	162,788	–	(725,077)	–
Goodwill, net	–	115,965	72,647	–	188,612
Property, Plant and Equipment, net	–	28,543	29,033	–	57,576
Intangible Assets, net	–	21,850	6,381	–	28,231
Refundable Performance Deposit	–	–	20,000	–	20,000
Sales-Type Lease Receivables	–	8,125	9,528	–	17,653
Other Assets	–	20,822	21,473	–	42,295
Total Assets	$ 562,289	$ 1,385,032	$ 399,636	$ (787,826)	$ 1,559,131
Liabilities and Shareholders' Equity					
Current Liabilities:					
Accounts payable	$ –	$ 54,967	$ 25,037	$ –	$ 80,004
Due to subsidiaries and affiliates	–	–	49,168	(49,168)	–
Accrued expenses	–	32,041	15,387	–	47,428
Employee compensation	–	29,256	4,725	–	33,981
Advance payments from customers	–	45,648	58,480	–	104,128
Deferred revenue and advance billings	–	8,282	6,177	–	14,459
Income taxes payable	–	4,419	7,975	–	12,394
Taxes other than income taxes	–	8,643	10,816	–	19,459
Current portion of long-term debt	–	100,886	5,433	–	106,319
Total Current Liabilities	–	284,142	183,198	(49,168)	418,172
Long-Term Debt, less current portion	–	430,652	32,563	–	463,215
Other Liabilities	–	36,526	17,210	–	53,736
Deferred Income Taxes	–	57,842	3,877	–	61,719
Shareholders' Equity	562,289	575,870	162,788	(738,658)	562,289
Total Liabilities and Shareholders' Equity	$ 562,289	$ 1,385,032	$ 399,636	$ (787,826)	$ 1,559,131

Condensed Consolidating Balance Sheets
February 22, 2003

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Assets					
Current Assets:					
Cash and cash equivalents	$ –	$ 88,739	$ 27,435	$ –	$ 116,174
Trade accounts receivable, net	–	69,185	38,481	–	107,666
Due from subsidiaries and affiliates	–	58,657	–	(58,657)	–
Sales-type lease receivables	–	1,795	2,605	–	4,400
Inventories	–	62,011	35,563	(25,287)	72,287
Deferred income taxes	–	27,581	1,829	–	29,410
Other current assets	–	8,597	10,063	–	18,660
Total Current Assets	–	316,565	115,976	(83,944)	348,597
Systems, Equipment and Other Assets Relating to Contracts, net	–	347,172	73,886	(10,147)	410,911
Investment in Subsidiaries and Affiliates	315,566	81,570	–	(397,136)	–
Goodwill, net	–	70,605	44,893	–	115,498
Property, Plant and Equipment, net	–	24,510	–	–	24,510
Intangible Assets, net	–	1,122	1,068	–	2,190
Sales-Type Lease Receivables	–	483	10,371	–	10,854
Deferred Income Taxes	–	(10,856)	15,122	–	4,266
Other Assets	–	31,456	5,913	–	37,369
Total Assets	$ 315,566	$ 862,627	$ 267,229	$ (491,227)	$ 954,195
Liabilities and Shareholders' Equity					
Current Liabilities:					
Accounts payable	$ –	$ 63,580	$ 10,462	$ –	$ 74,042
Due to subsidiaries and affiliates	–	-	58,657	(58,657)	–
Accrued expenses	–	34,601	16,599	–	51,200
Employee compensation	–	33,290	4,204	–	37,494
Advance payments from customers	–	14,554	37,888	–	52,442
Deferred revenue and advance billings	–	9,722	7,542	–	17,264
Income taxes payable	–	42,841	11,202	–	54,043
Taxes other than income taxes	–	7,402	8,618	–	16,020
Short term borrowings	–	–	2,616	–	2,616
Current portion of long-term debt	–	3,524	3,468	–	6,992
Total Current Liabilities	–	209,514	161,256	(58,657)	312,113
Long-Term Debt, less current portion	–	281,197	5,891	–	287,088
Other Liabilities	–	20,916	18,512	–	39,428
Shareholders' Equity	315,566	351,000	81,570	(432,570)	315,566
Total Liabilities and Shareholders' Equity	$ 315,566	$ 862,627	$ 267,229	$ (491,227)	$ 954,195

Condensed Consolidating Income Statements
Fiscal Year Ended February 28, 2004

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Revenues:					
Services	$ –	$ 684,299	$ 273,172	$ –	$ 957,471
Sales of products	–	40,643	53,216	–	93,859
Intercompany sales and fees	–	101,932	47,881	(149,813)	–
	–	826,874	374,269	(149,813)	1,051,330
Costs and expenses:					
Costs of services	–	372,109	169,451	(3,721)	537,839
Costs of sales	–	21,433	37,856	(63)	59,226
Intercompany cost of sales and fees	–	100,111	20,865	(120,976)	–
	–	493,653	228,172	(124,760)	597,065
Gross profit	–	333,221	146,097	(25,053)	454,265
Selling, general & administrative	–	75,213	33,879	–	109,092
Research and development	–	39,530	17,788	–	57,318
Operating expenses	–	114,743	51,667	–	166,410
Operating income	–	218,478	94,430	(25,053)	287,855
Other income (expense):					
Interest income	–	1,882	3,851	–	5,733
Equity in earnings of unconsolidated affiliates	–	2,038	4,198	–	6,236
Equity in earnings of consolidated affiliates	183,200	61,334	–	(244,534)	–
Other income (expense)	–	5,817	(3,928)	–	1,889
Interest expense	–	(9,724)	(1,195)	–	(10,919)
Income before income taxes	183,200	279,825	97,356	(269,587)	290,794
Income taxes	–	103,535	36,022	(31,963)	107,594
Net income	$ 183,200	$ 176,290	$ 61,334	$ (237,624)	$ 183,200

Condensed Consolidating Income Statements
Fiscal Year Ended February 22, 2003

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Revenues:					
Services	$ –	$ 658,815	$ 210,081	$ –	$ 868,896
Sales of products	–	58,310	51,584	–	109,894
Intercompany sales and fees	–	96,058	58,756	(154,814)	–
	–	813,183	320,421	(154,814)	978,790
Costs and expenses:					
Costs of services	–	383,256	177,663	(25,878)	535,041
Costs of sales	–	49,578	29,799	(434)	78,943
Intercompany cost of sales and fees	–	65,446	21,671	(87,117)	–
	–	498,280	229,133	(113,429)	613,984
Gross profit	–	314,903	91,288	(41,385)	364,806
Selling, general & administrative	–	70,434	25,696	–	96,130
Research and development	–	31,391	11,461	–	42,852
Special charge (credit)	–	(1,121)	–	–	(1,121)
Operating expenses	–	100,704	37,157	–	137,861
Operating income	–	214,199	54,131	(41,385)	226,945
Other income (expense):					
Interest income	–	1,597	2,240	–	3,837
Equity in earnings of unconsolidated affiliates	–	3,499	3,877	–	7,376
Equity in earnings of consolidated affiliates	142,021	40,991	–	(183,012)	–
Other income (expense)	–	(5,930)	8,105	–	2,175
Interest expense	–	(9,028)	(2,239)	–	(11,267)
Income before income taxes	142,021	245,328	66,114	(224,397)	229,066
Income taxes	–	93,225	25,123	(31,303)	87,045
Net income	$ 142,021	$ 152,103	$ 40,991	$ (193,094)	$ 142,021

Condensed Consolidating Income Statements
Fiscal Year Ended February 23, 2002

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Revenues:					
Services	$ –	$ 634,014	$ 197,773	$ –	$ 831,787
Sales of products	–	141,772	36,142	–	177,914
Intercompany sales and fees	–	169,234	86,762	(255,996)	–
	–	945,020	320,677	(255,996)	1,009,701
Costs and expenses:					
Costs of services	–	395,602	200,880	(10,174)	586,308
Costs of sales	–	117,017	20,450	(1,015)	136,452
Intercompany cost of sales and fees	–	102,334	36,051	(138,385)	–
	–	614,953	257,381	(149,574)	722,760
Gross profit	–	330,067	63,296	(106,422)	286,941
Selling, general & administrative	–	86,635	26,128	–	112,763
Research and development	–	25,943	7,836	–	33,779
Goodwill amortization	–	2,529	3,520	–	6,049
Operating expenses	–	115,107	37,484	–	152,591
Operating income	–	214,960	25,812	(106,422)	134,350
Other income (expense):					
Interest income	–	2,222	3,228	–	5,450
Equity in earnings of unconsolidated affiliates	–	1,174	2,785	–	3,959
Equity in earnings of consolidated affiliates	68,026	22,670	–	(90,696)	–
Other income (expense)	–	(18,090)	6,927	–	(11,163)
Interest expense	–	(20,691)	(2,185)	–	(22,876)
Income before income taxes	68,026	202,245	36,567	(197,118)	109,720
Income taxes	–	76,853	13,897	(49,056)	41,694
Net income	$ 68,026	$ 125,392	$ 22,670	$ (148,062)	$ 68,026

Condensed Consolidating Statements of Cash Flows
Fiscal Year Ended February 28, 2004

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Net cash provided by operating activities	$ –	$ 338,912	$ 76,286	$ (862)	$ 414,336
Investing Activities					
Purchases of systems, equipment and other assets relating to contracts	–	(252,273)	(16,599)	862	(268,010)
Purchases of available-for-sale investment securities	–	(242,050)	–	–	(242,050)
Acquisitions (net of cash acquired)	–	(40,691)	(33,751)	–	(74,442)
Refundable performance deposit	–	–	(20,000)	–	(20,000)
Purchases of property, plant and equipment	–	(12,772)	–	–	(12,772)
License fee	–	(12,500)	–	–	(12,500)
Investments in and advances to unconsolidated affiliates	–	(1,185)	(1,700)	–	(2,885)
Maturities and sales of available-for-sale investment securities	–	20,200	–	–	20,200
Net cash used for investing activities	–	(541,271)	(72,050)	862	(612,459)
Financing Activities					
Net proceeds from issuance of long-term debt	–	251,006	1,582	–	252,588
Principal payments on long-term debt	–	(27,759)	(5,534)	–	(33,293)
Proceeds from stock options	23,943	–	–	–	23,943
Dividends paid	(29,977)	–	–	–	(29,977)
Debt issuance costs	–	(2,125)	–	–	(2,125)
Intercompany capital transactions	4,959	(38,710)	33,751	–	–
Other	1,075	–	(5,274)	–	(4,199)
Net cash provided by financing activities	–	182,412	24,525	–	206,937
Effect of exchange rate changes on cash	–	164	4,187	–	4,351
Increase (decrease) in cash and cash equivalents	–	(19,783)	32,948	–	13,165
Cash and cash equivalents at beginning of year	–	88,739	27,435	–	116,174
Cash and cash equivalents at end of year	$ –	$ 68,956	$ 60,383	$ –	$ 129,339

Condensed Consolidating Statements of Cash Flows
Fiscal Year Ended February 22, 2003

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Net cash provided by operating activities	$ –	$ 294,549	$ 39,497	$ (1,790)	$ 332,256
Investing Activities					
Purchases of systems, equipment and other assets relating to contracts	–	(135,465)	(21,881)	1,790	(155,556)
Proceeds from sale of investments	–	2,560	–	–	2,560
Purchases of property, plant and equipment	–	(5,612)	–	–	(5,612)
Net cash used for investing activities	–	(138,517)	(21,881)	1,790	(158,608)
Financing Activities					
Principal payments on long-term debt	–	(43,571)	(3,845)	–	(47,416)
Purchases of treasury stock	(64,032)	–	–	–	(64,032)
Proceeds from stock options	16,867	–	–	–	16,867
Intercompany capital transactions	46,282	(46,282)	–	–	–
Tender premiums and prepayment fees	–	(3,434)	–	–	(3,434)
Debt issuance costs	–	(120)	–	–	(120)
Other	883	–	1,059	–	1,942
Net cash used for financing activities	–	(93,407)	(2,786)	–	(96,193)
Effect of exchange rate changes on cash	–	249	3,375	–	3,624
Increase in cash and cash equivalents	–	62,874	18,205	–	81,079
Cash and cash equivalents at beginning of year	–	25,865	9,230	–	35,095
Cash and cash equivalents at end of year	$ –	$ 88,739	$ 27,435	$ –	$ 116,174

Condensed Consolidating Statements of Cash Flows
Fiscal Year Ended February 23, 2002

	Parent Company	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(Dollars in thousands)		
Net cash provided by operating activities	$ –	$ 303,564	$ 58,073	$ (16,407)	$ 345,230
Investing Activities					
Purchases of systems, equipment and other assets relating to contracts	–	(132,610)	(60,308)	16,407	(176,511)
Acquisitions (net of cash acquired)	–	–	(552)	–	(552)
Proceeds from the sale of majority interest in a subsidiary	–	10,000	–	–	10,000
Proceeds from sale of investments	–	–	2,098	–	2,098
Cash received from affiliates	–	3,786	–	–	3,786
Purchase of property, plant and equipment	–	(4,822)	–	–	(4,822)
Other	–	1,360	(85)	–	1,275
Net cash used for investing activities	–	(122,286)	(58,847)	16,407	(164,726)
Financing Activities					
Net proceeds from issuance of long-term debt	–	353,000	6,810	–	359,810
Principal payments on long-term debt	–	(347,573)	(1,557)	–	(349,130)
Purchases of treasury stock	(219,322)	–	–	–	(219,322)
Proceeds from stock options	44,814	–	–	–	44,814
Intercompany capital transactions	172,788	(172,788)	–	–	–
Tender premiums and prepayment fees	–	(17,930)	–	–	(17,930)
Debt issuance costs	–	(6,539)	–	–	(6,539)
Other	1,720	–	(1,764)	–	(44)
Net cash provided by (used for) financing activities	–	(191,830)	3,489	–	(188,341)
Effect of exchange rate changes on cash	–	(651)	(3,365)	–	(4,016)
Decrease in cash and cash equivalents	–	(11,203)	(650)	–	(11,853)
Cash and cash equivalents at beginning of year	–	37,068	9,880	–	46,948
Cash and cash equivalents at end of year	$ –	$ 25,865	$ 9,230	$ –	$ 35,095

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors and Shareholders
GTECH Holdings Corporation

We have audited the accompanying consolidated balance sheets of GTECH Holdings Corporation and subsidiaries as of February 28, 2004 and February 22, 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended February 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of GTECH Holdings Corporation and subsidiaries at February 28, 2004 and February 22, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended February 28, 2004, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 7 to the consolidated financial statements, in fiscal 2003 GTECH Holdings Corporation adopted Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

Ernst & Young LLP

Boston, Massachusetts
March 29, 2004, except for
Note 25, as to which the date is May 5, 2004

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

The following is a summary of the unaudited quarterly results of operations for fiscal 2004 and 2003:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share amounts)			
Fiscal year ended February 28, 2004:				
Service revenues	$ 223,538	$ 238,019	$ 231,225	$ 264,689
Sales of products	16,047	39,228	23,697	14,887
Gross profit	104,159	115,632	109,837	124,637
Net income	41,026	48,476	45,867	47,831
Basic earnings per share	$ .72	$ .84	$ .78	$ .81
Diluted earnings per share	.68	.74	.69	.72
Fiscal year ended February 22, 2003:				
Service revenues	$ 223,735	$ 211,600	$ 207,784	$ 225,777
Sales of products	7,677	9,358	48,682	44,177
Gross profit	78,230	89,907	88,274	108,395
Net income	29,041	38,207	32,831	41,942
Basic earnings per share	$ .50	$ .67	$ .58	$ .74
Diluted earnings per share	.49	.66	.57	.72

We operate on a 52-week or 53-week fiscal year ending on the last Saturday in February. Fiscal 2004 was a 53-week year and we included the extra week in our fourth quarter ending February 28, 2004. Fiscal 2003 was a 52-week year.

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly diluted earnings per share in fiscal 2004 and 2003 does not equal the total computed for those years.

During the third quarter of fiscal 2004, we recorded a pre-tax gain of $5.3 million in connection with the consolidation of our 50% limited partnership interest in West Greenwich Technology Associates, L.P., which is included in Other Income (Expense) in our Consolidated Income Statements. Refer to Note 16 for detailed disclosures.

During the third quarter of fiscal 2003, we recorded net charges of $2.3 million in connection with the retirement of $40 million of Senior Notes, which is included in Other Income (Expense) in our Consolidated Income Statements.

COMMON STOCK

The principal United States market on which Holdings' Common Stock is traded is the New York Stock Exchange where it is traded under the symbol "GTK."

The following table sets forth on a per share basis the high and low sale prices of Common Stock for the fiscal quarters indicated, as reported on the New York Stock Exchange Composite Tape.

All share prices set forth below reflect the 2-for-1 stock split of the Common Stock effected in the form of a stock dividend distributed during the first quarter of fiscal 2003.

FISCAL 2004	LOW	HIGH
First Quarter (February 23 – May 24, 2003)	$ 26.79	$ 36.95
Second Quarter (May 25 – August 23, 2003)	$ 33.30	$ 41.90
Third Quarter (August 24 – November 22, 2003)	$ 40.05	$ 49.09
Fourth Quarter (November 23, 2003 – February 28, 2004)	$ 47.41	$ 60.23

FISCAL 2003	LOW	HIGH
First Quarter (February 24 – May 25, 2002)	$ 23.00	$ 30.49
Second Quarter (May 26 – August 24, 2002)	$ 17.62	$ 30.08
Third Quarter (August 25 – November 23, 2002)	$ 18.38	$ 26.49
Fourth Quarter (November 24, 2002 – February 22, 2003)	$ 22.60	$ 29.35

The closing price of the Common Stock on the New York Stock Exchange on April 6, 2004 was $60.60. As of April 6, 2004, there were approximately 765 holders of record of the Common Stock.

Prior to July 2003, Holdings had never paid cash dividends on its Common Stock. In July 2003, we announced that Holdings' Board of Directors had approved an annual cash dividend in the amount of $0.68 per share, payable quarterly beginning in the second quarter of fiscal 2004. Holdings accordingly declared and paid cash dividends in the amount of $0.17 per share in each of July and October 2003 and January and April 2004. Due to the fact that Holdings is a holding company, and its operations are conducted through the Company, the ability of Holdings to pay dividends on its Common Stock in the future will be dependent on the earnings and cash flow of its subsidiaries, and the availability of such cash flow to Holdings.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS
GTECH Holdings Corporation
55 Technology Way
West Greenwich, RI 02817
www.gtech.com

INVESTOR RELATIONS
Mary T. Norton
Director, Investor Relations
55 Technology Way
West Greenwich, RI 02817
401-392-6980

TRANSFER AGENT
BANK OF NEW YORK
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Shareholder Relations 1-800-524-4458
Bondholder Relations 1-800-548-5075
Shareholder Inquiries:
Shareowners@bankofny.com
Stock Transfer:
www.stockbny.com

INDEPENDENT AUDITORS
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

AGENT BANK
Bank of America
9 West 57th Street
New York, NY 10019

FORM 10-K AND PROXY STATEMENT

A copy of the Annual Report on Form 10-K (without exhibits) and a copy of the Proxy Statement, as filed with the Securities and Exchange Commission, are available at no charge to shareholders by writing to the Investor Relations Department at the address listed above. Copies of exhibits to the Form 10-K will also be furnished upon request at a reasonable charge.

SUPPLEMENTAL FINANCIAL DATA
Dollars in Thousands

Calculation of Return on Shareholders' Equity

	Fiscal 2002	Fiscal 2003	Fiscal 2004
Net income	$ 68,026	$ 142,021	$ 183,200
Shareholders' equity[1]	202,955	315,566	562,289
Return on shareholders' equity	33.5%	45.0%	32.6%

Calculation of Return on Capital Employed (ROCE)[2]

	Fiscal 2002			Fiscal 2003			Fiscal 2004		
	Feb. 2001	Feb. 2002	Average	Feb. 2002	Feb. 2003	Average	Feb. 2003	Feb. 2004	Average
Interest bearing debt:									
Short term	$ 2,316	$ 2,358	$ 2,337	$ 2,358	$ 2,616	$ 2,487	$ 2,616	$ –	$ 1,308
Current portion of long term debt	3,512	3,510	3,511	3,510	6,992	5,251	6,992	106,319	56,656
Long term	316,961	329,715	323,338	329,715	287,088	308,402	287,088	463,215	375,152
Total debt	322,789	335,583	329,186	335,583	296,696	316,140	296,696	569,534	433,115
Shareholders' equity	314,362	202,955	258,659	202,955	315,566	259,261	315,566	562,289	438,928
Accumulated other comprehensive loss	85,852	100,815	93,334	100,815	95,488	98,152	95,488	70,508	82,998
Capital employed	$ 723,003	$ 639,353	$ 681,178	$ 639,353	$ 707,750	$ 673,552	$ 707,750	$1,202,331	$ 955,041

	Fiscal 2002	Fiscal 2003	Fiscal 2004
Income before income taxes	$ 109,720	$ 229,066	$ 290,794
Interest expense	22,876	11,267	10,919
	132,596	240,333	301,713
Income taxes	50,385	91,327	111,634
Net income (as adjusted)	$ 82,211	$ 149,006	$ 190,079
Average capital employed	$ 681,178	$ 673,552	$ 955,041
Return on capital employed	12.1%	22.1%	19.9%

We believe return on capital employed (ROCE) is a key measure of shareholder value creation and represents a useful guide to shareholders by illustrating the efficiency of our utilization of all available capital. As we define it, ROCE may not be comparable to other similarly titled measures used by other companies.

Calculation of Net Cash Invested (Fiscal 2004)

	Maintenance Capital	Growth Capital	Total
Purchases of systems, equipment and other assets relating to contracts	$ (221,929)	$ (46,081)	$ (268,010)
Acquisitions (net of cash acquired)	–	(74,442)	(74,442)
Refundable performance deposit	(20,000)	–	(20,000)
Purchases of property, plant and equipment	(12,772)	–	(12,772)
License fee	–	(12,500)	(12,500)
Investments in and advances to unconsolidated subsidiaries	–	(2,885)	(2,885)
	$ (254,701)	$ (135,908)	$ (390,609)
Purchases of available-for-sale investment securities			(242,050)
Maturities and sales of available-for-sale investment securities			20,200
NET CASH USED FOR INVESTING ACTIVITIES			$ (612,459)

Maintenance capital is the capital required to maintain current revenue streams including new contracts with existing customers, extensions, and in-contract investments. Growth capital is capital required for contracts with new customers and for acquisitions. The two measures are useful to investors because they illustrate how capital is being allocated within the company.

[1] Balance at end of period.
[2] Return on capital employed equals net income (as adjusted) divided by average capital employed.

GTECH HOLDINGS CORPORATION
BOARD OF DIRECTORS AND CORPORATE OFFICERS

DIRECTORS

Robert M. Dewey, Jr.
Chairman of the Board
Retired as Senior Advisor, Donaldson, Lufkin & Jenrette, Inc.
(Investment Banking)

Christine M. Cournoyer
Business Consultant
Director, Stride Rite Corporation
(Children's Shoe Manufacturer)

Burnett W. Donoho
Consultant
Director, Smarthome, Inc.
(Home Automation Products)

The Rt. Hon. Sir Jeremy Hanley, KCMG
Member, European Advisory Board, Credit Lyonnais (Banking)
Non-Executive Director, ITE Group plc (Event Organizer)

Philip R. Lochner, Jr.
Director, Adelphia Communications Corp. (Cable Company)
Director, Apria Healthcare Group, Inc. (Home Care Services)
Director, CLARCOR, Inc. (Filtration and Packaging Products)
Member of Board of Governors, American Stock Exchange
(Stock Exchange)
Director, Solutia, Inc. (Applied Chemistry)

James F. McCann
Chairman and Chief Executive Officer
1-800-Flowers.com
(Retail Floral Gifts)
Director, Gateway, Inc. (Computers)

Anthony Ruys
Chairman of Executive Board
Heineken N.V. (International Brewery Group)
Member of Supervisory Board, Sara Lee/DE International
(Coffee & Tea, Household, Body Care Products)

W. Bruce Turner
President and Chief Executive Officer
GTECH Holdings Corporation
GTECH Corporation
Director, Ameristar Casinos, Inc. (Gaming Entertainment)

OFFICERS
(GTECH Holdings Corporation and GTECH Corporation)

W. Bruce Turner
President and Chief Executive Officer

David J. Calabro
Executive Vice President and
Chief Operating Officer

Marc A. Crisafulli
Senior Vice President, Gaming Solutions,
General Counsel and Secretary
Chief Compliance Officer

Kathleen E. McKeough
Senior Vice President
(Human Resources)

Timothy B. Nyman
Senior Vice President
(Global Services)

Jaymin B. Patel
Senior Vice President and
Chief Financial Officer

Donald R. Sweitzer
Senior Vice President
(Global Business Development and
Public Affairs)

Michael K. Prescott
Vice President and Deputy General Counsel

William M. Pieri
Vice President, Mergers & Acquisitions,
and Treasurer

Robert J. Plourde
Vice President, Corporate Controller and
Chief Accounting Officer

REGIONAL BUSINESS OFFICES

GTECH Asia Pacific
55 Technology Way
West Greenwich, RI 02817
U.S.A.
Tel: 401-392-7337
Fax: 401-392-7599

GTECH Australasia
Level 18, 60 Castlereagh Street
Sydney, New South Wales 2000
Australia
Tel: 612-9223-0000
Fax: 612-9223-0444

GTECH Brasil Ltda.
Edifício Bolsa de Imóveis de
São Paulo, Av. das
Nações Unidas, 11541, 10th Floor,
Brooklin Novo,
São Paulo - SP
CEP 04578-000
Brazil
Tel: 55-11-5504-3250
Fax: 55-11-5505-3390

GTECH Europe
Terhulpsesteenweg 6D
B-1560 Hoeilaart
Belgium
Tel: 32-(0)-2-678-13-00
Fax: 32-(0)-2-678-13-45

GTECH Latin America
55 Technology Way
West Greenwich, RI 02817
U.S.A.
Tel: 401-392-7751
Fax: 401-392-4945

GTECH®

GTK LISTED NYSE.

GTECH HOLDINGS CORPORATION, WORLD HEADQUARTERS
55 Technology Way, West Greenwich, RI 02817 U.S.A.
Tel: 401-392-1000 Fax: 401-392-1234 www.gtech.com